UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 20-F/A


          [X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

  [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
             ACT OF 1934 FOR THE FISCAL YEAR ENDED ________________

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

                       COMMISSION FILE NUMBER ___________

                             Pure Technologies Ltd.
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                           Province of Alberta, Canada
                 (Jurisdiction of incorporation or organization)
                           1050, 340 - 12th Avenue, SW
                        Calgary, Alberta, Canada T2R 1L5
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

     Title of each Class:         Name of each exchange on which registered:
           NONE                                     NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                      Common Shares, no par value per share
                                 Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE
                                 Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of September 30, 2000: 12,490,667 Common Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 YES [ ] NO [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]


Except as otherwise noted, all dollar amounts are presented in Canadian dollars. Exchange Rate: As at September 30, 2000 (the date of the most recent balance sheet included in this registration statement), the exchange rate of Canadian dollars into United States dollars was $1.50090 Canadian to $1.00 United States.

                                TABLE OF CONTENTS

ITEM                                                                            PAGE

                                     PART I

ITEM 1.  Identity of Directors, Senior Management and Advisors.................. 3

ITEM 2.  Offer Statistics and Expected Timetable................................ 3


ITEM 3.  Key Information........................................................ 4

ITEM 4.  Information on the Company.............................................11

ITEM 5.  Operating and Financial Review and Prospects...........................19

ITEM 6.  Directors, Senior Management and Employees............................ 25

ITEM 7.  Major Shareholders and related Party Transactions......................30

ITEM 8.  Financial Information..................................................32

ITEM 9.  The Offer and Listing................................................. 32

ITEM 10.  Additional Information................................................34

ITEM 11.  Quantitative and Qualitative Disclosure About Market Risk...........  48


                                     PART II

The Items of Part II are inapplicable.

                                    PART III


ITEM 17.  Financial Statements..................................................48

ITEM 18.  Financial Statements..................................................48

ITEM 19.  Exhibits..............................................................48


                                     PART I

INTRODUCTION


         Pure Technologies Ltd. was organized under the laws of the Province of Alberta, Canada, on December 18, 1995 and is engaged in providing information and communications, through the use of its SoundPrint(R) acoustic technology, to owners and operators of buildings and other large structures for infrastructure management. Unless the context should otherwise require, references herein to the Company refer to Pure Technologies Ltd., and its predecessor, Pure Technologies, Inc., a corporation organized under the laws of the Province of Alberta on May 11, 1993 and acquired by Pure Technologies Ltd. on Dcember 31, 1996.

         Prior to January 1, 2000, the Company was a development stage enterprise. Although sales of the Company's product commenced in 1993, the Company continued to be engaged primarily in research and development and product validation from 1993 through 1999. The Company commenced commercial sales of its products in the year 2000. Revenues prior to 2000 were primarily on a demonstration basis for marketing and product validation purposes and were priced to cover the Company's out-of-pocket costs. Accordingly, the Company has had a limited history of commercial operations. The Company has not made a public offering of its securities in the United States.


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

DIRECTORS AND SENIOR MANAGEMENT

         Information responsive to this Item is set forth under Item 6. Directors, Senior Management and Employees.

ADVISORS

         This Item is inapplicable.

AUDITORS

         The Company's auditors, since 1996, have been KPMG LLP, Chartered Accountants, Calgary, Alberta, Canada.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         This Item is inapplicable.

ITEM 3.  KEY INFORMATION.

A.       SELECTED FINANCIAL DATA


         The following table sets forth selected consolidated financial data of the Company for the nine months ended September 30, 2000 and 1999 and for the five years ended December 31, 1999. The data are derived from the audited consolidated financial statements of the Company, except for periods ended September 30, 2000 and 1999, which are derived from unaudited consolidated financial statements of the Company. The table should be read in conjunction with Item 5. Operating and Financial Review and Prospects and the consolidated financial statements of the Company, including the notes thereto, appearing herein. Amounts are set forth in Canadian dollars and the financial statements are prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and U.S. generally accepted accounting principles are described in note 9 to the Company's consolidated financial statements.


                        NINE MONTHS ENDED                               YEAR ENDED DECEMBER 31
                        -----------------                               ----------------------
                       2000           1999           1999           1998          1997           1996         1995
                       ----           ----           ----           ----          ----           ----         ----
Revenues              $3,794,238       $940,463     $1,300,039    $1,935,501       $903,801      $203,473      --

Cost of Sales         $1,228,660       $692,625     $1,025,183      $933,259       $742,113       $77,671      --

Operating             $2,532,870     $1,284,857     $3,026,271    $1,460,555     $1,744,328      $560,426      --
Expenses

Net Income (Loss)        $32,709  $(1,037,019)    $(2,751,415)    $(458,313)   $(1,582,640)    $(434,624)      --

Total Assets          $7,091,853     $3,030,136     $1,753,728    $3,079,086     $1,798,039      $886,154    $150,000

Net Assets            $6,587,529     $2,580,879       $857,680    $2,383,061     $1,323,554      $758,138    $150,000

Capital Stock        $12,016,668     $6,328,351     $5,158,714    $5,093,514     $3,575,694    $1,427,638    $150,000

Earnings (loss)         --           $(0.10)        $(0.28)       $(0.05)        $(0.19)       $(0.10)         --
per share

                                       4


Weighted average      11,706,299      9,895,012      9,897,580     9,388,027      8,158,068     4,318,700   1,000,000
number of shares
outstanding



         As at January 31, 2001, the exchange rate of Canadian dollars into United States dollars was $1.51340 Canadian to $1.00 United States. During each of the six months ended January 31, 2001, the high and low exchange rates were as follows (in terms of Canadian dollars into one United States dollar):



               MONTH                               HIGH (1)                            LOW (1)
               -----                               --------                            -------
                2000
               August                              $1.48960                            $1.4740
             September                             $1.50090                            $1.4720
              October                              $1.53150                            $1.49470
              November                             $1.55860                            $1.52300
              December                             $1.54730                            $1.49880


                2001
              January                              $1.51340                            $1.49420

----------------------
(1) London Interbank Rate, as provided by Oanda.com.



         The average exchange rate for each of the five years ended December 31, 2000 were as follows (in terms of Canadian dollars into one United States dollar):

       2000                                                  $1.48526
       1999                                                  $1.48586
       1998                                                  $1.48363
       1997                                                  $1.38488
       1996                                                  $1.36381
       1995                                                  $1.37258


B.       CAPITALIZATION AND INDEBTEDNESS


         The following table sets forth, in Canadian dollars, the cash and cash equivalents and the capitalization of the Company at September 30, 2000 (the date of the most recent balance sheet included in this registration statement) and December 31, 2000:


                                                              AS OF SEPTEMBER 30, 2000   AS OF DECEMBER 31, 2000
                                                              -------------------------  -----------------------
                                                                     (UNAUDITED)                (UNAUDITED)


            Cash                                                          $3,673,797                 $2,083,091

            Indebtedness (1)                                                 $ - 0 -                    $ - 0 -

            Capital Stock                                                $12,016,688                $12,038,328

            Deficit                                                     $(5,429,159)               $(5,039,476)

            Total stockholders' equity(2)                                 $6,587,529                 $6,998,852

            Total liabilities and stockholders equity                     $7,091,853                 $7,387,231


-------------------
(1) The Company is a party to a credit facility agreement with National Bank of Canada dated September 21, 2000 pursuant to which it is able to borrow, subject to the conditions of the credit facility, up to $750,000 for operating purposes. Borrowings are limited to the lesser of the $750,000 or 75% of Canadian current accounts receivable, plus 90% of Canadian and international insured accounts receivable, plus 60% of current U.S. accounts receivable, less certain sums. The borrowings bear interest at the lenders prime rate or U.S. base rate (as defined), plus 1% and are secured by substantially all the assets of the Company. Borrowings are due on demand and are subject to the Company maintaining compliance, on a quarterly basis, with certain financial ratios including a 1:1 ratio of debt to equity, a minimum consolidated working capital ratio (current assets to current liabilities) of 1.5:1, and a minimum consolidated equity position of $2.0 million. The agreement contains restrictions on the payment of bonuses and dividends and a limitation of $1.5 million on investments in affiliates. As of September 30, 2000 and December 31, 2000, no borrowings were outstanding under the credit facility. (2) The Company had outstanding at September 30, 2000 and December 31, 2000 options to purchase an aggregate of 1,221,950 common shares exercisable through August 16, 2005 at prices ranging from $1.00 to $3.00 and warrants to purchase 1,200,000 common shares at a price of $3.50 through September 7, 2001 and 83,333 common shares at a price of $3.50 through September 28, 2001.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Pursuant to the Instructions as to Item 3 of Form 20-F, no response is required to this sub Item.

D.       RISK FACTORS

         An investment in the Company's common shares involves a high degree of risk and should be considered to be speculative due to the nature of the Company's business and its present state of development. Investors should consider the following factors, in addition to the other information contained in this Registration Statement, in evaluating the Company's business and proposed activities before you purchase any of its common shares.


1. DEPENDENCE ON KEY PERSONNEL. The Company's operating management consists of four persons, including James E. Paulson, Chairman and a Director, Peter O. Paulson, President, Chief Executive Officer and a Director, John F. Elliott, Vice President and General Manager, and Jennifer Stubbs, Chief Financial
Officer. The success of the Company is substantially dependent on these personnel. The unexpected loss or departure of any of these key personnel could be detrimental to the future operations of the Company. Additionally, the success of the Company's business in the future and its ability to grow will depend, in part, upon the Company's ability to attract and retain qualified personnel as they are needed. There can be no assurance that the Company will be able to engage the services of such personnel or retain its current personnel.

2. NO DIVIDEND PAYMENTS. The Company commenced commercial sales of its products in January 2000 and has had a limited history of operations. The Company presently intends that all funds realized from operations will be reinvested in its business. Accordingly, the Company has no present intention to pay dividends to the holders of its Common Shares.

3. RECENT COMMENCEMENT OF COMMERCIAL SALES. The Company is involved in developing, manufacturing and marketing its product known as SoundPrint(R). It only recently commenced the commercial sale of its products and its future success is subject to the risks inherent in the establishment of a new business enterprise, including the need to secure supply contracts with customers and increase its revenues and customer base. The likelihood that the Company will be able to generate and increase material revenues or profits sufficient to pay its obligations must be considered in view of the problems, expenses, difficulties and delays frequently encountered in connection with development of a new business in which the final product and extent of the market is still evolving and its potential applications may be subject to regulatory approval.

4. DEPENDENCE UPON PATENTS AND PROPRIETARY TECHNOLOGY. The Company's success will depend, in part, on its ability to obtain and maintain patents and trade secret protection for its Soundprint(R) technology. In addition, it must operate without infringing the proprietary rights of others. There is no assurance that the Company will be granted the patents necessary to protect its activities from persons seeking to compete with it or that its proprietary technology will afford it material protection. There can be no assurance that such patents and proprietary technology will not be circumvented by others through the adoption of a competitive though non-infringing process or product. The cost of enforcing the Company's patent rights, if any, or defending rights against infringement charges by other patent holders, may be significant and could limit operations. The Company has limited financial resources with which it can protect and enforce its patents and proprietary technology.

5. COMPETITION. The industry for infrastructure management is diverse and highly competitive. Numerous other enterprises engage in activities using a broad variety of technologies to monitor and provide information to owners and operators of buildings and structures. These competitors have different but competitive means of monitoring infrastructures and in general have greater financial, marketing, technological and manufacturing resources than the Company. There can be no assurance that the Company , using its real time acoustic Soundprint(R) technology, will be able to compete successfully with these competitors or that its business and growth in revenues will not be adversely affected by competition or by new competitors who may develop and use new technologies. Furthermore, there can be no assurance that products or technologies developed by competitors or potential customers will not render the Company's products or technologies non-competitive or obsolete.

6. DEPENDENCE UPON CONTINUING RESEARCH AND DEVELOPMENT. Management believes that the ability of the Company to meet customer requirements will depend on the Company's ability to continuously improve and sustain the competitive advantages of the Soundprint(R) technology, which it believes it currently enjoys. The Company is currently devoting significant research and development efforts to further develop SoundPrint(R) and its associated technologies. The Company expended approximately $884,000 on research and development in 2000 and has budgeted approximately $800,000 for research and development in 2001. There can be no assurance that the Company, with its limited financial resources, will be able to enhance its products through research and development so as to maintain a technological advantage over others providing or seeking to provide similar products and services with greater research and development resources. There can be no assurance that the Company will be successful in this effort or that it will have the resources available to meet this challenge.

7. EXPOSURE TO FLUCTUATIONS OF EXCHANGE RATES. The Company is exposed to foreign exchange risks since at least approximately 85% of its revenue has been received in or by reference to U.S. dollar denominated prices while substantially all of its expenditures are in Canadian dollars. The Company expects that at least 75% of its sales will continue to be denominated in U.S. dollars in the foreseeable future. The exchange rate between Canadian dollars and U.S. dollars has varied substantially in the last five years. A substantial decline in the value of the U.S. dollar relative to other currencies could adversely affect the Company by virtue of its impact on pricing for products priced and sold for U.S. dollars. The Company repatriates its U.S. dollar revenues to Canada and currently pays substantially all its vendors and 80% of its employees in Canadian dollars. The Company could be adversely impacted in the availability of Canadian dollars to pay its vendors if there were a decline in the value of the U.S. dollar relative to the Canadian dollar. The Company currently does not use financial instruments to hedge these currency exposures.


8. PRODUCT LIABILITY AND WARRANTY CLAIMS. The sale and use of products and processes developed by the Company may entail potential liability and possible warranty claims. Although the Company maintains product liability insurance, there can be no assurance that such insurance will continue to be available on commercially reasonable terms and that it will be sufficient to cover all claims.


9. ABILITY TO MANAGE GROWTH. As revenues are generated by the Company and it expands to meet anticipated research and development, sales, marketing, manufacturing and delivery requirements, the Company's future success will depend on its ability to establish and maintain an appropriate infrastructure and to adequately administer and manage its financial, manufacturing and human resources. There can be no assurance that the Company's officers and Directors will be able to manage this growth. Any such growth will place significant demands on the Company's operational, administrative and financial resources and will present challenges due to the increased management time and resources that will be required.

10. POSSIBLE NEEDS FOR ADDITIONAL FINANCING. The Company may not be able to generate sufficient capital resources to develop and implement its business plan, including conducting additional testing, manufacturing and marketing of its product and continuing its research and development activities. Therefore, the ultimate success of the Company may depend upon its ability to raise additional capital. It has not investigated the current availability, sources or terms of acquiring additional capital and, in all likelihood, will not do so until it has determined a need for such additional capital. If additional capital is needed, there is no assurance that such capital will be available from any source or, if available, made or proposed on terms which are acceptable. If such capital is not available, it will be necessary for the Company to limit its operations to those that can be financed with existing financial resources which may adversely affect its ability to grow its revenues.

11. ABSENCE OF U.S. MARKET FOR SHARES. At present the common shares of the Company are traded on the Canadian Venture Exchange in Calgary, Canada. The Company intends to seek to have a trading market for its common shares develop in the United States. There can be no assurance that it will be successful in this regard. The Company currently does not meet the requirements to have its common shares traded on any NASDAQ trading system or on any national securities exchange. However, the Company does intend to seek to have its shares quoted on the NASD OTC Bulletin Board. In order to do so, a broker-dealer in securities in the United States will be required to file with the NASD a notice that will enable the broker-dealer to enter quotations for the Company's common stock on the OTC Bulletin Board. There can be no assurance that a broker-dealer will file such a notice or, if filed, that quotations will be accepted on the OTC Bulletin Board. Further, there can be no assurance that if a broker-dealer commences to enter bid and asked quotations for the Company's common shares in the OTC Bulletin Board that a viable and active trading market will develop.

12. POTENTIAL DILUTION. Under the laws of the Province of Alberta, Canada, the jurisdiction where the Company has been organized, it is authorized to issue two classes of shares, including an unlimited number of preferred shares and an unlimited number of common shares. These shares can be issued by action of the Company's board of directors and under circumstances where shareholder approval may not be required. There can be no assurance that the issuance of additional shares will not dilute the ownership interest and voting rights of existing shareholders. The issuance of additional shares would result in an increase in the Company's total number of shares outstanding. Thereby, the current holders of common shares would, following such share issuance, hold a lesser percentage of the shares outstanding. Such share issuances could be the result of efforts by the Company to raise additional capital, acquisitions by the Company of other assets or business, or the grant of options or issuance of convertible securities or warrants. The Board of Directors is not presently considering any of such transactions. The issuance of such shares may have the effect of delaying or retarding a potential business combination of the Company with a potential acquiror.

13. INVESTORS IN THE COMPANY'S COMMON SHARES MAY BE UNABLE TO ENFORCE CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS AGAINST THE COMPANY OR OTHERS.

         It may be difficult for investors in the Company's common shares to enforce civil liabilities against the Company or others under applicable U.S. federal and state securities laws because: (i). the Company is incorporated under the laws of the Province of Alberta, Canada; (ii) most of the Company's officers and Directors are residents of Canada; and (iii) a substantial portion of the Company's assets and the assets of the persons identified above may be located outside the United States. Accordingly, these factors may make it difficult or impossible for investors to effect service of process within the United States on the Company or on the persons identified above. Likewise, it may be difficult for investors to realize judgments of U.S. courts against the Company or against the persons identified above when those judgments are based on civil liabilities under applicable U.S. federal and state securities laws. In addition, investors should not assume that courts in Canada or in other jurisdictions where the persons identified above may reside or where the Company's assets or their assets are located would enforce judgments of U.S. courts obtained in actions against the Company or against the persons identified above based on the civil liability provisions of applicable U.S. federal and state securities laws, or enforce, in original actions, liabilities against the Company or against the persons identified above based on applicable U.S. federal and state securities laws.

ITEM 4.  INFORMATION ON THE COMPANY.

OVERVIEW

         The Company  provides  information  and  communications  technology for infrastructure management. Through the use of the Company's patented SoundPrint(R) acoustic technology, owners of buildings and other structures may obtain continuous, remote structural monitoring of infrastructure components, and automatic surveillance of structures subject to damage. The SoundPrint(R) acoustic monitoring system "listens" to structures on a continuous basis and detects the time and location of hidden structural events or other events of interest. Structural events may include changes or failure of stressed elements in large civil structures. The owners and operators of the structures can use this information to reduce costs, focus repairs and extend the useful lives of the structures. The system uses proprietary components and copyrighted software, developed by the Company, incorporating advanced pattern recognition capability to record and analyze data. Data is transmitted from sites around the world through the Internet to the Company's principal office in Calgary, Canada where it is analyzed using proprietary software and reported to owners, managers and their consultants via a Web-based format.


         The Company's address is 1050, 340 12th Avenue, SW, Calgary, Alberta, Canada T2R 1L5 and its telephone number is 403-266-6794.


MARKETS


         There currently are seven primary markets where the SoundPrint(R) technology has been sold and is in use. These are:

         1. buildings (commercial, institutional and multi-family residential structures);
         2.       parking structures;
         3.       bridges;
         4.       pre-stressed concrete pipelines;
         5.       nuclear containment structures and water tanks;
         6. special structures (sports arenas, offshore structures, ground and rock anchors); and
         7.       seismic and collision damage surveillance.


         Other markets identified by the Company that have potential, but which will require significant research and development, include the monitoring of process equipment (including industrial tanks and pumps) and piping in industrial and power generation plants.

         Management of the Company believes that the SoundPrint(R) technology could have application in the construction of new buildings and structures, particularly bridges and pipelines, since the installation of SoundPrint(R) technology can be installed on a more cost-effective basis during the building phase and can provide an ongoing source of monitoring from inception.

         In each market, the Company provides customers with on-demand real-time information from remote sites to customers' desks through the Company's SoundPrint(R) web page.


         The following table sets forth by geographic area the Company's revenues from system sales and monitoring and technical support for each of the three years ended December 31, 1999 and the nine months ended September 30, 1999 and 2000:

                         Nine Months Ended September 30                       Year Ended December 31
                        --------------------------------                      ----------------------
                            2000                1999               1999                1998               1997
                            ----
North America                $2,126,000            $917,000         $1,277,000      $1,936,000          $904,000
Europe                         $223,000             $23,000            $23,000          -                   -
Africa & Other               $1,455,000          -                   -                  -                   -



REVENUES

         The Company's revenues are derived from two sources: (i) sales of monitoring systems and (ii) providing continuing monitoring and technical support services to customers. As more systems are installed, monitoring and technical support services are expected to comprise a larger portion of future revenues. During the three years ended December 31, 1999 and the nine months ended September 30, 2000 and 1999, fiscal periods ended revenues from these sources were as follows:

                               NINE MONTHS ENDED
                                  SEPTEMBER 30                        YEAR ENDED DECEMBER 31
                             ----------------------                   ----------------------
                              2000            1999              1999              1998            1997
                              ----            ----              ----              ----            ----

Sales of Monitoring        $2,967,000       $698,000             $1,009,000      $1,783,000        $870,000
Systems

Continuing Monitoring       $611,000        $242,000               $290,000        $152,000         $34,000
                            --------        --------               --------        --------         -------


Total                    $3,578,000         $940,000             $1,300,000      $1,936,000        $904,000
                         ==========         ========             ==========      ==========        ========

         Typically, a SoundPrint(R) system is sold for prices ranging from $50,000 to $1,000,000, accompanied by long-term monitoring and technical support agreements which amount to 10-12% of the sales price, per year. Systems may also be leased, or the services contracted by a client on a turnkey basis. Monitoring agreements are for terms of three to five years. To date, leases of systems have not been material. Leases are for terms ranging from one to five years with a fixed quarterly rental payment based on the cost of the equipment and the extent of monitoring. The Company has financed the leases to date. At the expiration of the lease, the Company owns the systems.

         The Company is now marketing the technology directly in North America and the U.K. and through its strategic partners in Europe, Africa and Asia. In the year 2000, direct marketing by the Company accounted for approximately 95% of revenues. Many of the Company's resources in the past two years have been dedicated to accomplishing numerous demonstration and technical verification projects to validate the technology with international agencies and to demonstrate its capabilities to major clients. The Company's plans are that sales by distributors will increase to approximately 30% of revenues in the year 2003 and 50% of revenues in the year 2006.

         The Company concentrates on high value-added activities by focusing on critical functions such as system design, software development, data management, data processing, and reporting, and direct marketing in certain areas. Analysis of the data reported by the Company's real time monitoring systems requires interpretation by Company engineers using Company software and is not intended to be performed by the customer. Peripheral functions such as component manufacture and assembly and system installation are subcontracted. Because the Company's system is completely automated providing real time data, once installed it requires very limited on-site Company personnel.

         The Company's sales fluctuate from quarter to quarter which the Company believes arises out of the budgeting practices of customers rather than any seasonal aspects to its business.

COMPETITION

         The industry for infrastructure management is diverse and highly competitive. Numerous other enterprises engage in activities to monitor and provide information to owners and operators of buildings and structures using a broad variety of technologies. These competitors have different but competitive means of monitoring infrastructures and in general have greater financial, marketing, technological and manufacturing resources than the Company.

         Conventional competitive methods of monitoring structures include measuring strain, deflections, temperature and vibration characteristics. These measurements do not always provide sufficient information about the deterioration of a structure and the monitoring is not always continuous.

         In most cases, corrosion of high-strength steel wire in structures, a common method of reinforcement, is not visually evident. Engineers have had to rely on intrusive investigations or on the use of available non-destructive evaluation techniques to provide some information about the condition of these components because of their inaccessibility. The Company believes these methods have serious disadvantages when compared to the Company's SoundPrint(R) technology in terms of sampling reliability, accuracy, cost and disruption. The SoundPrint(R) monitoring system is believed by the Company to be advantageous when compared to these methods because it can provide information on deterioration for the entire structure that can be useful for determining where in the structure to further investigate and can provide information about future performance once an investigation or repair has been completed.

         To date, the Company has experienced little or no direct competition for the products and services it provides using a real time acoustic monitoring technology. SoundPrint(R) is believed by management to be the only patented method currently available which can provide continuous, acoustic remote monitoring of a large infrastructure or any part of it, and which can identify precisely the time and location of certain structural events. Others seek to provide monitoring systems utilizing different technologies and generally in more limited applications. Physical Acoustics Corporation (PAC), a U.S. company, specializes in the manufacture and sale of acoustic emission and monitoring equipment primarily geared for industrial applications. PAC may be able to develop the capability to monitor large structures in a manner similar to SoundPrint(R). However, PAC has no previous experience in this type of application and they may be limited by the Company's intellectual property.


INFRASTRUCTURE MANAGEMENT TECHNIQUES AND APPROACHES

         Currently there are few options available to owners or operators for managing and monitoring structures for failure due to hidden corrosion or damage of highly tensioned steel components. The most commonly used method is visual inspection., Periodically, sections of these structures are probed for corrosion by breaking holes in the concrete or otherwise exposing the components. The corresponding results are used with statistical analysis to predict the likelihood of other failures throughout the structure. Since these structures have hundreds or thousands of tensioned wires or strands, and since only a representative sample is examined, this approach is imprecise and may also be misleading. It can also be quite costly and destructive to the structure.

         Pre-emptive repairs require owners to repair structure failures on an ad-hoc, as needed basis. This approach can prove to be the most costly, and many repairs are completed unnecessarily or before they become necessary.

         The technical merits and the cost and user advantages of the SoundPrint(R) system allow the owners or operators of pre-stressed structures to make only those repairs that are necessary and to significantly reduce the cost of determining the need for repairs.

         Various other conventional, non-destructive evaluation techniques exist, but they are not usually as efficient as acoustic monitoring technology. The Company's continuous acoustic monitoring is non-intrusive, non-destructive and precise in determining the exact time, frequency, and location of failures without the need for periodic inspections or remote physical administration.

HOW THE SOUNDPRINT(R) SYSTEM WORKS

         Pre-stressed structures are built with concrete reinforced with high strength steel wires, as are many other structures such as suspension bridges, cable stayed bridges, and containment vessels, both nuclear and water. These high strength steel wires sometimes fail due to stress and corrosion. In failure, these wires release stored energy. The Company's SoundPrint(R) system utilizes acoustic sensors mounted on a structure to automatically detect the presence of this energy through the structure. The sensors are connected to a data acquisition system located at the remote site. Non-related acoustic events created by ambient activity such as traffic are filtered so that only critical event information is forwarded via Internet transmission to the Company's data-processing center where the data are analyzed using the Company's analytical software. The software will determine, with a very high degree of accuracy, the classification of events (i.e. if it is a structural failure or other event of interest) and the corresponding time and location. All relevant and requested event details are provided to owners of the infrastructures via the Internet using a web-based format or via a hard copy of the report.

         SoundPrint(R) can also associate seismic activity (i.e. earthquakes) with consequent structural damage. The location, time and extent of damage can be assessed and an alarm message with corresponding event data transmitted to a control center by CDPD, cell-phone, satellite, Internet or phone line.

         Other instrumentation can be integrated into the SoundPrint(R) system. For example, cable vibration on structures such as cable-stayed bridges and related structures can be precisely monitored with the SoundPrint(R) system. Data acquisition, filtering and transmission hardware and software (via the Company's SPDAQ(R) software system) can collect continuous data on wind speed, wind direction, ambient humidity, rain intensity, and the modes of vibration of the bridge, deck and cables. Information is transmitted via low-cost Internet links. The system is powered by a 110-220 volt electrical supply and can be used with conventional cellular, CDPD or satellite telephone links.

COMPONENTS AND PATENTS


         The SoundPrint(R) system consists primarily of sensors, cabling and an on-site computer and amplifier system. The sensors are mounted on the structure and cabling is used to connect the sensors to the central on-site computer and amplifier. Using the Company's data acquisition software installed on the computer, data is collected by the sensors and transmitted to the amplifier and computer. A preliminary data filter is used to discard a portion of the data and the remaining data is sent via an Internet connection to the Company's data processing center where it is further analyzed by the Company's personnel utilizing the Company's analytical software.

The Company designs and develops system components and relies on subcontractors and vendors to manufacture the various physical components and to assemble the components. The Company believes that there are numerous available suppliers of these components and that it is not dependent on any single supplier for any of its components.


         Patent protection for the SoundPrint(R) system has been approved in Australia, the U.S.A., and Europe and is being sought in various countries including Canada, Japan, the U.K., Saudi Arabia, Brazil, South Korea, Hong Kong, China and Germany and all other Patent Convention Treaty Countries. The Company's patents relate to certain of its components as well as the means by which the information is collected. There can be no assurance that these patents will provide any material barrier to the ability of others to develop and market a competing technology or otherwise afford any material protection to the Company. In any event, the enforcement of patent and other intellectual property rights is expensive, and there can be no assurance that the Company will have the financial resources to enforce its rights.

CLIENTS


         SoundPrint(R) has been under development over the last five years and has been installed in over three million square feet of high-rise offices and parking structures in North America. Test installations have been completed and tested on a nuclear containment structure in France and another on a test nuclear site in New Mexico, U.S. Installations have also been completed on bridges in Canada, France, the U.S. and the U.K. and in pre-stressed concrete water pipelines throughout the United States. Based upon the dollar amount of revenues received, the Company's largest clients have included CN, TrizecHahn Office Properties Ltd., OMERS, Miller Brewing Company, University of Virginia, Metropolitan Transit Authority of New York, The Port Authority of New York and New Jersey, Arizona Public Service Company, Saskatchewan Property Management Ltd., the County of Knoxville, Sandia National Laboratories, U.K. Highways Agency, among others. The Company's clients are generally established, well capitalized and stable.


DISTRIBUTION AND LICENSING

         On May 26,  1999,  the Company  entered into a license  agreement  (the
"License Agreement") and a research and development agreement (the "R&D Agreement") with Freyssinet International (STUP) SNC ("Freyssinet"), a provider in pre-stressing technologies used in bridge construction, nuclear power generating plants and other applications. Freyssinet is also a provider in the strengthening and repair of bridges. The License Agreement provides for Freyssinet to market the Company's SoundPrint(R) technology on an exclusive basis in France, Africa, Spain, Portugal, South America, Korea and Australia and on a non-exclusive basis, together with the Company, in Canada and the United States. On October 11, 2000 the Company amended its agreement with Freyssinet to expand the exclusive territories granted to include Switzerland, Kuwait, Italy, Belgium, Holland, Luxembourg, Denmark, Norway, Sweden,

Finland, Saudi Arabia, United Arab Emirates, Bahrain, New Zealand and Thailand and to grant a sub-license to Advitam, a sister company to Freyssinet. Advitam was established by VINCI, the parent company of Freyssinet for the sole purpose of marketing SoundPrint(R) and a proprietary technology developed by Freyssinet. Advitam will exclusively market SoundPrint(R) in numerous countries in Europe, Asia and Africa. The license agreements are for initial terms of three years and continue from year to year thereafter unless terminated by either party on 60 days' notice prior to expiration of a term. The license agreements provide for discounts from the Company's selling prices ranging from 10% to 30%, depending upon the location of the buyer, which discount is retained by Freyssinet or Advitam.

         The R&D Agreement entered into at the same time by Freyssinet and the Company provides for joint research by the companies in areas of mutual interest, utilizing the Company's technology in new applications to be marketed by Freyssinet. The R&D Agreement is also for a term of three years. The agreement provides for either party to propose joint development projects for acceptance by the other party. If the proposal is accepted, the parties pursue research and development activities on the project with the rights to any patents or inventions resulting owned by the employer of the employees creating such patent or invention or owned jointly if employees of both parties are involved.

         Previously, on March 6, 1998, the Company had entered into exclusive distribution agreements with subsidiaries of Fugro N.V. ("Fugro"), a multi-national consulting firm. Fugro N.V. is a public corporation listed on the Amsterdam Exchange in the Netherlands. The distribution agreements provided for Fugro, through its subsidiaries Fugro Limited in the United Kingdom and Fugro Geotechnical Services (HK) Limited in Hong Kong, to market the Company's SoundPrint(R) Acoustic Monitoring Systems in the U.K., Hong Kong, Macao, China and Singapore. Fugro continues to market the Company's systems exclusively in in these countries except in the U.K. where its activities are non-exclusive.


PROPERTIES

         The Company leases office space of approximately 7,000 square feet in Calgary, Alberta, Canada. This lease expires in February 28, 2002. The Company also leases office space for its marketing office in the United Kingdom and a service office in Tularosa, New Mexico. The Company's annual rental under all of its leases is approximately $113,000. The Company believes these facilities are adequate for its present requirements.

INFLATION

         Inflation has not had any material impact on the Company. The Company's financial statements are presented in Canadian dollars.

FOREIGN CURRENCY FLUCTUATIONS

         Currency fluctuations have not had a material impact on the Company.

CERTAIN GOVERNMENTAL ECONOMIC, FISCAL, MONETARY OR POLITICAL POLICIES OR FACTORS

         The Company has not and believes that it will not in the foreseeable future be materially adversely affected by any economic, fiscal, monetary or political policies or factors adopted by any of the countries in which it is currently doing business. It also believes the investors residing in the United States will not be materially adversely affected by any economic, fiscal, monetary or political policies or factors adopted by any of the countries in which it is currently doing business.


         The Company is not subject to any material governmental regulations of its business activities.


RESEARCH AND DEVELOPMENT EXPENSES

         During the three years ended December 31, 1999, the Company expended $302,000, $212,000 and $512,000, respectively, on research and development. Such expenses were $495,000 during the nine months ended September 30, 2000.


ORGANIZATION


         The Company was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) ("ABCA") on December 18, 1995 as Sextant Enterprise Corp. The Company changed its name to Pure Technologies Ltd. by Articles of Amendment filed on June 17, 1998. For the purpose of simplifying its corporate structure, the Company amalgamated with its wholly-owned subsidiary, Pure Technologies Inc. ("Pure Inc.") on January 1, 1999. Pure Technologies Inc. had previously been incorporated on May 11, 1993 by Articles of Incorporation under the ABCA and was acquired by Pure Technologies Ltd. on December 31, 1996. The registered office of the Company are the offices of Bennett Jones, Barristers and solicitors, 4500, 855 - 2nd Street, Calgary, Alberta, T2P 3K7 and its head office is located at 1050, 340 - 12th Avenue, SW, Calgary, Alberta T2R 1L5.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2000 COMPARED TO NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1999

Revenues


         Total revenue increased to $3,794,000 during the nine months ended September 30, 2000 from $940,000 during the nine-month period ended September 30, 1999, or an increase of 304%. System sales revenue increased by $2,269,000 or 325% over 1999. System sales included installations in two suspension bridges in the United States, three buildings or parking structures in Canada and the United States, a bridge in the United Kingdom and pipeline service revenues in excess of $423,000 for the nine-month period. Pipeline service revenues are revenues from the short-term rental of the Company's equipment for monitoring pipelines. Monitoring and technical support revenue rose to $611,000 for the nine-month period from $242,000 in 1999, an increase of 152%. Monitoring and technical support revenue represents revenues from customers that have purchased SoundPrint(R) systems. Monitoring revenue has increased as a result of system sales in 1999, system sales in the first nine months of 2000 and significant technical support fees for pipelines. Other revenue in 2000 consists largely of interest income from the investment of the proceeds from the Company's offering of its securities in Canada which closed in March 2000.

         Sales revenues in North America increased $1,209,000 or 132% to $2,126,000 for the nine-month period ended September 30, 2000 compared to $917,000 for the same period in 1999. Sales revenue in Europe increased $200,000 or 856% for the nine-month period ended September 30, 2000 to $223,000 from $23,000 for the same period in 1999. Sales revenue for Africa and others increased to $1,445,000 for the nine-month period ended September 30, 2000 from nil in 1999.


Gross Margin


         The Company achieved a gross margin of 68% on total revenue for the nine-month period of 2000 compared to 26% for the same period in 1999. The gross margin on system sales was 59% for the nine-month period of 2000 compared to 1% for the same period in 1999. The increase in gross margin percentage is a result of the shift to higher margin business and increased commercial activity.

         The Company has experienced an increase in gross margin in 2000 since more customers are purchasing systems for installation by other contractors and the Company's gross margin on installation is low. In addition, increased revenues have resulted in increased margins since the Company's existing operations personnel had over capacity which has been utilized and in prior periods demonstration projects, which are performed on an out-of-pocket cost recovery basis, were a higher proportion of revenues. Demonstration projects are regularly undertaken in connection with marketing the Company's system for use on large structures prior to the purchase of a system. This is done to establish credibility for the system with the customer prior to completing a sale. The increase in gross margin percentage is a result of the shift to higher margin business segments and increased commercial activity.


         Cost of sales for the nine-month period ended September 30, 2000 consists of $1,213,000 relating to system sales and pipeline service and $16,000 relating to technical support compared to $693,000 and nil for the same period in 1999. The costs associated with monitoring are included in general and administration expenses.


Marketing Expenses

         Marketing   expenses  increased  $211,000  in  the  nine  months  ended
September 30, 2000 or an increase of 38% over the nine-month period ended September 30, 1999 due to the addition of the Company's United Kingdom office, costs associated with the Company's strategic relationship with Freyssinet and the addition of new marketing staff in North America.

General and Administrative Expenses


         General and administrative expenses increased $541,000 in the nine months ended September 30, 2000 or an increase of 99% compared to the same period in 1999 as resources, including staff additions and increased office space, were added in anticipation to the revenue growth expected in 2000 and 2001.


Depreciation and Amortization

         Depreciation and amortization has increased $85,000 in the nine months ended September 30, 2000 or an increase of 88% over the nine-month period ended September 30, 1999 due to depreciation associated with the pipeline equipment purchased in 1999, amortization associated with SoundPrint(R) software and a general increase in computer hardware.

Research and Development


         The expense for the nine months ended September 30, 2000 presented on the income statement is net of IRAP (Industrial Research Assistance Program) grants totaling $85,000; therefore, the gross expense for the period was $580,000 compared to $84,000 for the same period in 1999. The increase is a result of an expansion of the Company's research projects including the pilot pipeline project for approximately $273,000 and research to develop new pipeline technology for approximately $55,000.


Total Assets


         Total assets at September 30, 2000 increased to $7,092,000 from $1,753,728 or 304% from December 31, 1999 due to an approximately $5,700,000 in cash generated through the public and private financings undertaken in Canada during the nine-month period of 2000, an increase of $1,714,000 in accounts receivable as the result of a system sale in September 2000, an increase in inventory of $45,000 due to increased sales volume during the period, offset by a decline of $252,000 in work in progress due to the timing of projects.


Liabilities and Shareholders' Equity

         Current liabilities at September 30, 2000 declined $392,000 from December 31, 1999 due to an improved cash position offset by increased activity. Share capital at September 30, 2000 rose $5,697,000 over December 31, 1999 due the public and private share offerings in March 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenues


         Total revenues for the year ended December 31, 1999 were reduced to $1.3 million from $1.9 in the prior year, a decline of 32% as the result of revenues of $800,000 realized from a project in 1998 with no comparable project in 1999. The Company's historical revenues have been generated by a small sales force of two people and have been secondary to its technology development. The Company has expended its efforts on the development of its product, numerous demonstration projects and the technological verification required in various markets including pipelines, bridges, nuclear and water containment structures. The Company expects that the marketing efforts undertaken in the last six months of 1999 will result in significant revenue growth in 2000.


         Revenues from pre-stressed water pipeline services, which are included in system sales revenue, increased in 1999 to $534,000 from $197,000 in 1998. This represents an increase of 171%. The Company focused a significant portion of its operational resources on the pipeline business. In addition, approximately $600,000 was invested in acquisition units and arrays for use in pipeline monitoring. The majority of the pipeline contracts were three months or less, allowing owners the opportunity to assess the technology. The Company expects to enter into longer term service contracts in the future.

         Monitoring and technical support revenues for 1999 were $290,000 compared to $152,000 in 1998, an increase of 91%. The pipeline business represented $60,000 and buildings, parking structures and bridges contributed $230,000.

Gross Margin


         Gross margin for the year 1999 declined significantly over 1998 due to the large number of demonstration projects the Company entered into and the fixed nature of the labor component included in cost of sales. The Company's demonstration projects are performed on an out-of-pocket cost recovery basis and have historically been an effective method to establish technical credibility with a potential customer. A demonstration project is a system which is installed on a portion of the potential customer's structure.

Operating Expenses

         Operating expenses in 1999 increased $1.0 million over 1998 or 71%. Marketing and promotion increased $152,000 or 25% over 1998 due to the addition of the United Kingdom office. General and administrative expenses increased $495,000 or 86% due to increases in salaries expense, office supplies and rent and bonuses. The Company's administrative complement was enhanced during 1999 in order to enable the sales revenue growth expected in 2000 and 2001.

Research and Development

         Research and development expenses increased $90,000 or 42% over 1998. The Company received an Industrial Research Program grant in 1999 of $35,000 in support of its research projects which was offset against the research and development expenses. The Company's 1999 projects included development of wireless data transfer, fiber optic sensors, vibration sensors, video capture for use in surveillance, crack monitoring in pre-stressed concrete slabs and containment vessels, introduction of web-based reporting, seismic sensing, multiplexing technologies and bridge suspender monitoring.

Depreciation and Amortization

         Depreciation and amortization in 1999 increased $308,000 or 540% due largely to the depreciation associated with the pipeline monitoring equipment the Company has purchased over the last two years and the relatively short amortization period.

Other Expenses

         The Company wrote down its arrays and acquisition units to replacement cost at December 31, 1999. The write-down amounted to $522,000 reflecting technological advancements and the development of lower cost units. These units will continue to generate future revenue for the Company but will be replaced with new technology over time.

         The Company continues to add to and to protect its intellectual property. In 1999 capitalized patent and trademark costs were $108,000 compared to $77,000 in 1998, an increase of 40%. The Company currently has numerous patents and trademarks issued and pending in many areas of the world for a variety of intellectual property.

Liquidity and Financial Resources

         In June 1999 the Company issued 400,000 special warrants for net proceeds of $1.16 million the proceeds of which were intended to be used to support its research and marketing efforts. The securities were offered in units and each unit consisted of one common share and one half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to purchase one common share at a price of $3.50 a any time up to an including September 8, 2001.


         In September 1999 the Company established a revolving operating line of credit of up to $250,000 bearing interest at prime plus 2% per annum. The Company had drawn $175,000 under this line at December 31, 1999. Subsequent to December 31, 1999 the Company repaid the $175,000 from a new credit facility. The new credit facility is with National Bank of Canada under an agreement dated September 21, 2000 pursuant to which it is able to borrow, subject to the conditions of the credit facility, up to $750,000 for operating purposes. Borrowings are limited to the lesser of $750,000 or 75% of Canadian current accounts receivable, plus 90% of Canadian and international insured accounts receivable, plus 60% of current U.S. accounts receivable, less certain sums. The borrowings bear interest at the lenders prime rate or U.S. base rate (as defined), plus 1% and are secured by substantially all the assets of the Company. Borrowings are due on demand and are subject to the Company maintaining compliance, on a quarterly basis, with certain financial ratios including a 1:1 ratio of debt to equity, a minimum consolidated working capital ratio (current assets to current liabilities) of 1.5:1, and a minimum consolidated equity position of $2.0 million. The agreement contains restrictions on the payment of bonuses and dividends and a limitation of $1.5 million on investments in affiliates. As of September 30, 2000, no borrowings were outstanding under the credit facility.


         In March 2000, the Company issued 2,000,000 units for net proceeds of $5.4 million under the same terms as the special warrants issued in June 1999. The proceeds are intended to be used to fund the Company's research and development program and a significant expansion of marketing efforts over the next two years. The increase in working capital will also enable the Company to obtain supplier or performance bonds which are required for some projects. These bonds guarantee to the customer the Company's ability to perform under a contract. Also in March 2000 the Company sold 166,666 units in a private placement for proceeds of $500,000. Each unit consists of one common share and one half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to purchase one common share at a price of $3.50 at any time up to and including the date that is 18 months from the closing of the private placement.


         The Company believes that its working capital is adequate for the current level of its business activities.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Revenue


         Revenue increased 114% from $904,000 for the year ended December 31, 1997 to $1,936,000 for the same period in 1998. Sales from building and parking structures increased from $610,000 in 1997 to $1,387,000, or 127%. Sales from bridges increased to $125,000 in 1988 from $22,000 in 1997 representing an increase of 464%. Pipeline revenues decreased slightly from $197,000 in 1997 to $177,000 in 1998, or 10%. Recurring revenues from monitoring and technical support fees increased by 434% from $38,000 in 1997 to $204,000 in 1998. Interest income rose to $43,000 in 1998 from $22,000 in 1997, an increase of 96% reflecting higher cash balances.


Cost of Sales and Gross Margin


         The increase in cost of sales from $742,000 for the year ended December 31, 1997 to $933,000 for the same period in 1998 represents a 26% rise, reflecting the additional sales contracts completed.


Operating Expenses


         Operating expenses for the twelve months ended December 31, 1998 decreased to $1,461,000 from $1,744,000 for the same period in 1997, or 16%. Marketing and promotion expenses were reduced slightly from $653,000 in 1997 to $616,000 in 1998, a decrease of 6%. General and administrative expenses rose 3% from $556,000 in 1997 to $574,000 in 1998. Research and development expenses, reflecting the capitalization and amortization of certain expenditures relating to the Company's proprietary SoundPrint(R) software, were reduced from $512,000 in 1997 to $213,000 in 1998, a reduction of 58%. Accordingly, depreciation and amortization rose 150% from $23,000 in 1997 to $58,000 in 1998. Computer equipment and office furnishings were also added and are being depreciated, and the capitalized research and development expenditures and patent and trademark expenditures are being amortized.


Net Loss


         Net loss for the year ended December 31, 1998 decreased 71% to $458,000 from $1,583,000 for the twelve months ended December 31, 1997. The improvement arises from increased sales activity and gross margins and from reduced operating expenses as discussed above.


Capital Expenditures


         The Company added $634,000 to its capital assets during 1998, including an allocation of $223,000 to the Company's SoundPrint(R) assets as discussed above. In preparation for pipeline monitoring contracts, the Company spent $258,000 on pipeline monitoring equipment.

Computer equipment and office furnishing expenditures of $154,000 were made to assist in acquiring and analyzing the vast amounts of data collected. Patent and trademark expenditures of $77,000 were made to both increase and protect the Company's intellectual property.


Financing


         During the year pursuant to the exercise of previously  issued warrants
and  options,   the  Company  issued  776,000  common  shares  for  proceeds  of
$1,557,000.


Liquidity and Capital Resources


         The Company had no long-term debt. Working capital as at December 31, 1998 amounted to $1,581,000.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         DIRECTORS AND SENIOR MANAGEMENT


         The following table lists the directors and executive officers of the Company as of December 31, 2000:


             NAME                                    AGE                            POSITION
             ----                                    ---                            --------
James E. Paulson(1)                                   52                  Chairman and a Director
Calgary, Alberta

Peter O. Paulson                                      54                  President, Chief Executive
Calgary, Alberta                                                          Officer and a Director

John J. Fleming(1)                                    61                  Director
Calgary, Alberta

Jean-Pierre Marchand                                  51                  Director
Arpoume,Velizy,France

Daryl K. Seaman(1)                                    78                  Director
Calgary, Alberta

John F. Elliott                                       48                  Vice President and General Manager
Calgary, Alberta

Jennifer Stubbs                                       35                  Chief Financial Officer
Calgary, Alberta
----------------
(1) Member of the Audit Committee

         The following is a brief description of the employment background of the management of the Company:


JAMES E. PAULSON of Calgary, Alberta has been Vice President of Yellowbird since 1976 and is the Chairman of the Company. He is an officer and director of private companies with interests in real estate, oil and gas, technology and technology research, and financial investments. He received his B. Comm. from the University of Calgary in 1970 and an MBA from the University of Western Ontario in 1972. Mr. Paulson was first elected a Director in December 1996. Messrs. Paulson are brothers.

PETER O. PAULSON of Calgary, Alberta has been the President of Yellowbird since 1976 and is the President and Chief Executive Officer of the Company. He has developed and/or patented new technologies or products in several different industries. He has designed and operated manufacturing facilities for plastic injection molding, tool and die making, machining and programming. He also designed improvements in measurement while drilling ("MWD") telemetry tools and equipment for the oil industry. Most of Mr. Paulson's career has been spent in family-owned businesses, including Vice President, Research and Manufacturing of Vec-Tel Petroleum Services Ltd., President of Reaction Oilfield Products Ltd., as well as President of Yellowbird, which is a holding company with interests in real estate, oil and gas and technology and research. He is the inventor of the Company's patented SoundPrint(R)technology and has assigned his rights to the technology to the Company. Mr. Paulson's technologies have received national and international recognition from industry and research organizations. He received a B.Sc. (Physics) in 1969 from the University of Calgary. Mr. Paulson was first elected a Director in December 1996. Messrs. Paulson are brothers.

JOHN J. FLEMING of Calgary, Alberta is the Vice Chairman and Director of TransAtlantic Petroleum Corp., a Toronto Stock Exchange listed oil and gas company. Mr. Fleming is also a director of the following Toronto Stock Exchange listed companies: Newfoundland Capital Corporation, a diversified holding company; and Canadian Helicopter Corporation, an aviation services company and Southwestern Gold Corporation and affiliated companies. He is also a director of Imco Recycling Corporation, a New York Stock Exchange listed recycling company. Mr. Fleming received his B. Comm. from the University of Saskatchewan in 1960 and his designation as a Chartered Accountant in 1963. From 1992 to 1995 he was Chairman of Excel Energy Ltd. before it was merged into Ranchmen's Resources Ltd. Mr. Fleming was first elected a Director of the Company in December 1996.

JEAN-PIERRE MARCHAND-ARPOUME of Velizy, France is President and Chief Executive Officer of Freyssinet Group and Chairman and Chief Executive Officer of Freyssinet International STUP of Velizy, France, the Company's strategic marketing partner. Freyssinet is engaged in marketing pre-stressing technologies used in bridge construction, nuclear power generating plants and other applications, including the strengthening and repair of bridges. Freyssinet is a subsidiary of VINCI, Europe's largest construction group. Mr. Marchand-Arpoume was first elected a Director of the Company in April 2000.

DARYL K. SEAMAN, O.C., B.SC., L.L.D., of Calgary, Alberta is the Chairman and President of Dox Investments Inc., a private holding company. Between 1949 and 1992, Mr. Seaman has held the following positions: Past Chairman, Chief Executive Officer, Director and co-founder of Bow Valley Industries Ltd. Mr. Seaman is currently a director of the following companies: EKZ Investments Ltd., Encal Energy Ltd., Potash Corporation of Saskatchewan Inc., CCR Technologies Ltd., Far West Mining Ltd., Bow Valley Energy Ltd., , and is a co-owner and director of the Calgary Flames Hockey Club. Mr. Seaman was first elected a Director of the Company in May 1999.


JOHN F. ELLIOTT of Calgary, Alberta is the Vice President and General Manager of the Company. Mr. Elliott has a broad range of experience in construction engineering and specifically concrete construction engineering over the past 20 years. From 1988 to 1993, he was General Manager of a concrete restoration and protection contractor in Western Canada. From 1993 to 1996, Mr. Elliott was General Manager of CCD Western Limited and its subsidiary Structural Diagnostics Limited, companies providing specialist consulting services to engineers and owners in the area of investigation, evaluation and monitoring of structural deterioration. For the past four years, Mr. Elliott has been involved with the SoundPrint(R) technology and has been instrumental in establishing the technical credibility of the technology through his industry participation. He is Past President of the American Concrete Institute, Alberta chapter. Mr. Elliott received his Bachelor of Engineering from University College, Cork, Ireland, in 1974.

JENNIFER STUBBS of Calgary, Alberta was appointed the Chief Financial Officer of the Company effective January 3, 2000. Prior thereto, commencing in 1988, Ms. Stubbs was employed as a chartered accountant with the firm of KPMG LLP, most recently in the position of Senior Manager, Assurance. Ms. Stubbs' role as Chief Financial Officer of the Company includes all of the Company's financial and accounting functions. Ms. Stubbs received her B. Comm. from the University of British Columbia in 1988 and graduated from the ICABC School of Accountancy, receiving her chartered accountant designation in June 1991.


         None of the members of the Company's Board of Directors was elected pursuant to any agreement or other arrangement or understanding with major shareholders, customers, suppliers or others.

         COMPENSATION


         The following table sets forth the compensation paid to the executive officers for the fiscal year ended December 31, 2000.

NAME AND PRINCIPAL          SALARY             BONUS         OTHER          LONG-TERM        ALL OTHER
     POSITION                                                ANNUAL      AWARDS/OPTION (#)      COMP.
                                                              COMP.

Peter Paulson,             $115, 615             -                -                -            -
President and Chief
Executive Officer

James Paulson,              $53,750              --              --               --           --
Chairman (1)

John Elliott, Vice         $113,428           $17,051            --               --           --
President and General
Manager

Jennifer Stubbs,            $91,605              --              --         100,000 shs(2)     --
Chief Financial
Officer

All Directors and          $374,398           $17,051             -           100,000 shs      -
Officers as a group
(7 persons)

--------------------
(1) Mr. James Paulson's compensation was paid to Yellowbird Products Ltd., a corporation controlled by Messrs.
Paulson.
(2) The option is exercisable at $3.00 per share and expires on March 8, 2005.

         The Company does not pay any compensation to its Directors for serving in that capacity. It reimburses such persons for their out-of-pocket expenses in attending meetings of the Board.


Employment Contracts

         On August 1, 1996, the Company entered into an employment agreement with Peter O. Paulson, to serve as President and Chief Executive Officer of the Company. The agreement commenced on September 3, 1996 and continues for an indefinite term. The Company is able to terminate the agreement for cause, by giving 18 months' notice to Mr. Paulson or by paying to Mr. Paulson an amount equal to 18 months salary. Mr. Paulson may terminate the agreement on three months' notice. Mr. Paulson's annual salary in accordance with the agreement is $95,900 re-viewable annually. He was granted an option to purchase 225,000 shares of common stock of the Company on December 31, 1996.

         None of the other officers of the Company are parties to an employment contract.

         BOARD PRACTICES

         The term of office of all of the Company's Directors expires annually at each annual meeting of shareholders. See "Directors and Senior Management" above for information as to the term that the Company's Directors have held that office. Except as described above, none of the Company's Directors has any service, consulting or employment agreement with the Company.


         Messrs. James E. Paulson, John J. Fleming and Daryl K. Seaman have been appointed as the Audit Committee of the Company's Board of Directors. The
Company's audit committee assists the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to any governmental body or the public; the Company's systems of internal controls regarding finance, accounting, legal compliance, and ethics that management and the Board have established; and the Company's auditing, accounting and financial reporting processes generally. The Company's Board of Directors has not appointed a compensation committee or a nominating committee.


         EMPLOYEES


         The following table sets forth, as of December 31, in each of the three years 2000, 1999 and 1998, the number of persons and their employment capacity employed by the Company.

                                December 31, 2000            December 31, 1999            December 31, 1998

Executive                                    4                            3                            3
Operations                                  12                            7                            5
Marketing                                    4                            2                            1
Software development                         3                            2                            2
Finance and administration                   6                            4                            3
Total                                       29                           18                           14

         The Company's workforce expanded significantly in 2000 due to increased activity and sales. The Company does not employ a significant number of temporary employees. None of the Company's employees is represented by a labor union and management believes its relationship with its employees is good.

         SHARE OWNERSHIP

         See Item 7. Major Shareholders and Related Party Transactions for information as to the holdings of securities of the Company by its Directors and executive officers as of September 30, 2000.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

         MAJOR SHAREHOLDERS


The following table sets forth certain information concerning the beneficial ownership of the Common Shares of the Company as at December 31, 2000 of each officer and director of the Company, of all officers and directors as a group, and each person known by the Company who owns beneficially 5% or more of the Common Shares. As of December 31, 2000, the Company had 12,495,666 Common Shares issued and outstanding.


         There has not been any significant change in the percentage ownership held by any of the Company's major shareholders during the past three years. The Company's major shareholders voting rights with respect to the shares held by them are no different from the voting rights of the shares held by others.

                                            Number of         Percentage of
Identity of Person or Group(1)(2)        Common Shares(3)     Common Shares
---------------------------              ----------------        -------------
James E. Paulson                            5,239,951(4)             41.2%

Peter O. Paulson                            5,242,042(4)             41.2%

John J. Fleming                             900,000                   7.2%

Daryl K. Seaman                             400,000(5)                3.4%(5)

Jean-Pierre Marchand-Arpoume                     (6)                      (6)

John F. Elliott                             290,155(7)                2.3%

Jennifer Stubbs                             103,955(8)                0.8% (6)

                                       30

All officers and directors as a group
(7 persons)                               7,176,103(8)               53.8%



--------------------------
(1) This tabular information is intended to conform with Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934 relating to the determination of beneficial ownership of securities. The tabular information gives effect to the exercise of warrants or options exercisable within 60 days of the date of this table owned in each case by the person or group whose percentage ownership is set forth opposite the respective percentage and is based on the assumption that no other person or group exercise their option.

(2) The addresses of such persons are c/o the Company, 1050 340-12th Avenue, SW, Calgary, Alberta T2R 1L5, except as follows: Mr. Fleming, #1550 340-12th Avenue, SW, Calgary, AB T2R 1L5; Mr. Seaman, #500 333-5th Avenue, SW, Calgary, AB T2P 3B6; and Mr. Marchand Arpoume, 1 bis rue de Petit Clamart, Velizy Villacoublay Cedex, France 78140.

(3) Except as otherwise noted, shares beneficially owned by each person as of September 30, 2000 were owned of record and each person had sole voting and investment power with respect to all shares beneficially held by such person.

(4) Includes an aggregate of 5,000,000 shares held by Yellowbird Products Limited and Paulson Capital Corp., corporations controlled by Messrs. Paulson. Also includes options exercisable through December 31, 2001 to purchase 175,000 shares at an exercise price of $1.00 per share and 50,000 shares at an exercise price of $1.50.

(5) Held of record by Dox Investments Ltd., a corporation controlled by Mr. Seaman. Includes warrants expiring September 7, 2005 to purchase 25,000 shares at $3.50 per share.

(6) Excludes shares held by Freyssinet and its affiliates. Mr. Marchand-Arpoume is not the beneficial holder of such shares as such term is defined in Rule 13d-3.

(7) Includes options  exercisable  through December 31, 2001 to purchase
50,000 shares at an exercise price of $1.00 per share, through August 7, 2002 to purchase 100,000 shares at an exercise price of $1.74, through June 9, 2003 to purchase 25,000 shares at an exercise price of $1.79 and through February 3, 2004 to purchase 75,000 shares at an exercise price of $2.55. Mr. Elliott also holds warrants expiring September 7, 2001 to purchase 6,250 shares at $3.50 per share.

(8) Includes options exercisable through March 8, 2005 to purchase 100,000 shares at an exercise price of $3.00 per share.

(9) Includes shares issuable on exercise of options and warrants held by such persons.

         The Company estimates that 32,000 common shares are held by six registered holders who are residents of the United States.

         RELATED PARTY TRANSACTIONS

         None of the directors, officers of principal shareholders of the Company and no associate or affiliate of any of them has had any material interest in any transaction within the past three years or in any proposed transaction which has materially affected or will materially affect the Company.

         Mr. Jean-Pierre Marchand-Arpoume, a Director of the Company, is the President and Chief Executive Officer of Freyssinet Group and an officer of affiliated entities. The Company has a strategic relationship with Freyssinet (see "Item 1. Description of Business -- Distribution and Licensing").


         In March 2000, Freyssinet purchased 166,666 units of the Company's securities for an aggregate purchase price of $500,000. Each unit consisted of one common share and one warrant to purchase one-half of a common share at a price of $3.50 through September 28, 2001, or an aggregate of 83,333 shares and 166,666 warrants. The purchase price and the terms of the securities were substantially the same as the price and terms of the securities sold to the public in Canada at that time.


ITEM 8.  FINANCIAL INFORMATION.

         Information responsive to this Item is included in response to Item 17. Financial Statements herein.

         The Company is not a party to any material pending legal proceedings.

         The Company has never declared a dividend on its common shares and has no intention of declaring dividends in the foreseeable future.

         There has been no significant change in the Company since September 30, 2000, the date of the most recent interim financial statements included herein.

ITEM 9.  THE OFFER AND LISTING.

         MARKETS AND PRICE HISTORY OF STOCK.

         The common shares of the Company are traded on the Canadian Venture Exchange in Calgary, Canada. The Company's common shares are not currently traded on any United States stock exchange or in the over-the-counter market, and, accordingly, there is currently no public market for the common shares of the Company in the United States. There can be no assurance that any such market will develop after the effective date of this Registration Statement.

         The reported high and low bid prices for the Company's common shares for each of the six months ended January 31, 2001 were as follows(1):

                       HIGH        LOW     AVERAGE DAILY TRADING VOLUME

2000
----
August                $2.95       $2.50                2,348
September             $2.90       $2.18                4,193
October               $2.80       $2.06                5,938
November              $2.60       $2.20                4,113
December              $2.30       $2.15                8,755

2001
----
January               $2.35       $2.05                5,627
-------

         The reported high and low bid prices for the common shares on a quarterly basis for the three years ended December 31, 2000 were as follows(1):

                                 High              Low              Average Daily
                                 ----              -----            Trading
                                                                    Volume
                                                                          1998
----
         1st quarter             $2.15             $1.85            3,393
         2nd quarter             $2.35             $1.85            4,125
         3rd quarter             $2.55             $2.00            12,643
         4th quarter             $2.65             $2.00            3,476

1999
----
         1st quarter             $3.25             $2.75            6,880
         2nd quarter             $3.45             $2.90            2,625
         3rd quarter             $3.04             $2.50            1,587
         4th quarter             $3.20             $2.45            5,918

2000
----
         1st quarter             $3.75             $2.76            10,646
         2nd quarter             $3.30             $1.92            16,925
         3rd quarter             $2.90             $2.18            3,813
         4th quarter             $2.80             $2.06            6,361

         The reported high and low bid prices for the Company's common shares during the years 1997 and 1996 were as follows(1):

                       High              Low

         1996          $3.00             $0.55


         1997          $3.05             $1.50

---------------------

(1) All prices are as quoted by the Alberta Stock Exchange Monthly Review and the Canadian Venture Exchange Monthly Review.


         The Company intends to seek to have a trading market for its common shares develop in the United States. There can be no assurance that it will be successful in this regard. The Company currently does not meet the requirements to have its common shares traded on any NASDAQ trading system or on any national securities exchange. However, the Company does intend to seek to have its shares quoted on the NASD OTC Bulletin Board. In order to do so, a broker-dealer in securities in the United States will be required to file with the NASD a notice that will enable the broker-dealer to enter quotations for the Company's common stock on the OTC Bulletin Board. There can be no assurance that a broker-dealer will file such a notice or, if filed, that quotations will be accepted on the OTC Bulletin Board. Further, there can be no assurance that if a broker-dealer commences to enter bid and asked quotations for the Company's common shares in the OTC Bulletin Board that a viable and active trading market will develop.

ITEM 10.  ADDITIONAL INFORMATION.

A. SHARE CAPITAL

         The Company is authorized to issue two classes of shares, including an unlimited number of preferred shares, without nominal or par value, and an unlimited number of common shares.


         The Company has 12,495,666 common shares outstanding at December 31, 2000. The Company holds none of its preferred shares or common shares. The Company has no preferred shares issued or outstanding. No subsidiary of the Company has any warrants or options outstanding. No person has any preferential rights to purchase any preferred or common shares of the Company.

         The Company has issued common shares and warrants to purchase common shares during the past three years as follows:

Date               No. of Units of        Price Per Unit(2)    Description of Transaction
----               ----------------       -----------------    --------------------------
                    Securities(1)
                    -------------
2000
----

                    166,666(3)                $3.00             Private placement with
                                                                Freyssinet International

                                                                STUP

                      24,500                  $1.49             Exercise of employee
                                                                options

                   2,000,000(4)               $3.00             Public sale in Canada
                      400,000                 $3.00             Exercise of warrants sold
                                                                in Canada

1999
----
                      64,500                  $1.01             Exercise of employee
                                                                options

1998
----
                      35,000                  $1.79             Private Placement
                      495,000                 $2.20             Exercise of warrants
                      276,000                 $1.55             Exercise of agents,
                                                                directors and employee
                                                                options

                     (30,000)                 $1.74             Shares issued to
                                                                terminated employee
                                                                returned to treasury
1997

                      60,000                  $1.74             Private Placement
                      250,000                 $1.25             Exercise of warrants
                      70,000                  $0.50             Exercise of director and
                                                                employee options
                     1,000,000                $1.00             Public sale in Canada

------------------
(1) Reflects numbers of shares, unless otherwise described.
(2) In each instance, the consideration received by the Company was cash.
(3) Each unit consisted of one common share and one-half of one common share purchase warrant exercisable at $3.50 per full share through September 28, 2001.
(4) Each unit consisted of one common share and one-half of one common share purchase warrant exercisable at $3.50 per full share through September 7, 2001.

WARRANTS AND STOCK OPTIONS


         The Company has authorized 1,211,950 common shares for issuance under stock options to directors, officers, and employees at December 31, 2000. The exercise prices range from

$1.00 to $3.00 and the options expire on or prior to August 16, 2005.

         The Company has authorized 1,200,000 warrants to purchase common shares exercisable at $3.50 up to an including September 7, 2001 and 83,333 warrants to purchase common shares exercisable at $3.50 up to and including September 28, 2001 at December 31, 2000. The Company has also authorized an agent's option to acquire 140,000 Units consisting of one common share and one-half of one common share purchase warrant at a price of $3.00 to March 7, 2001 and $3.30 thereafter to March 7, 2002.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

         The Company was organized under the Business Corporation Act (Alberta). Its corporate access number is 208122911.

         The holders of common shares are entitled to dividends as and when declared by the board of directors of the Company, to one vote per share at meetings of shareholders of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the common shares. All of the outstanding common shares are fully paid and non-assessable.

         Preferred shares may be issued from time to time in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions which the board of directors of the Company determines prior to the issue thereof. The preferred shares rank prior to the common shares with respect to the payment of dividends and distribution in the event of liquidation, dissolution or winding-up of the Company.

         The Company's Articles of Incorporation provide that the Company shall have not less than three or more than nine Directors. The Company's By-laws provide that at least one-half of the Directors must be residents of the Province of Alberta, Canada. Directors are elected at each annual general meeting of the shareholders of the company and serve for a term expiring with the next following annual general meeting. The Company's Articles of Incorporation do not provide for cumulative voting. Directors may be removed from office by action of the shareholders at a special meeting. The Board may not transact business at a meeting, other than filling a vacancy on the Board, unless at least one-half of the Directors present are residents of the Province of Alberta, subject to certain exceptions where a Director who is a resident of the Province of Alberta unable to be present approves in writing or by telephone the business transacted at the meeting and the number of Directors who are residents of the Province of Alberta present together with those absent but giving their approval of the business transacted constitutes at least one-half of the Directors present at the meeting.

         The Board of Directors is empowered to authorize the Company to borrow money, both secured or unsecured, without the authorization of shareholders and the Board may delegate that power to a committee of Directors, an officer or another person.

         Under the Company's By-laws, a Director of the Company is not disqualified from office on or being counted as part of the quorum present at a meeting of the Board by reason of being a party to or having a material interest in a person who is a party to a material contract or proposed material contract to be voted on at the meeting provided that the nature and extent of his interest is disclosed at the time. Such Director is not accountable to the Company or its shareholders for any profit or gain realized from such transaction and the transaction is not void or voidable by reason of the Director's interest, provided the required disclosure of his interest has been made, the transaction has been approved by the Directors or shareholders, if necessary, and it is fair and reasonable to the Company when approved and, if required by law, the Director refrains from voting on the transaction.

         The By-laws provide that a Director shall, in exercising his powers and discharging his duties, act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to acting in that manner, the By-Laws contain provisions limiting the Director liability to the Company for negligent or certain other actions of other Directors, officers or employees or for joining in such actions.

         Under the Company's By-laws, the Company is authorized to indemnify Directors and officers and certain other persons against (i) liabilities and costs sustained in respect of an action proposed or commenced against him in respect of anything done or permitted by him in respect of the execution of his duties, and (ii) other costs and expenses incurred in respect of the Company's affairs, except where such asserted liability relates to his failure to act honestly and in good faith with a view to the best interest of the Company. The Company is also permitted to indemnify such persons in such other circumstances as are permitted by law.

         The By-laws contain no provisions regarding the retirement of Directors or as to the number of shares required for the Director's qualification.

         Under The Company's By-laws, meetings of the shareholders of the Company must be held in the Province of Alberta, Vancouver, British Columbia, Toronto, Ontario, or Montreal, Quebec. Holders of not less than 5% of the Company's outstanding shares may require the Directors to call a special meeting of shareholders. A quorum for the transaction of business at any meeting of shareholders consists of the presence, in person or by proxy, of the holders of at least 10% of the shares entitled to vote at the meeting. The Board may specify a time, not less than 48 hours prior to the time of a meeting of shareholders, at which time proxies to be voted at the meeting must be deposited. The By-laws provide that shareholders, Directors and the Company's auditors are entitled to attend shareholders' meetings.

         The Company's By-laws provide that no common share may be issued until it is fully paid as required by law. Shares are issued only in registered form. The Transfer Agent for the Company's common shares is Computershare Trust Company of Canada, suite 600, 530 8th Avenue, SW, Calgary, Alberta, T2P 3S8 Canada.

         The Company's By-laws may be made, amended or repealed by the board, provided the shareholders approve such amendment made by the Directors at the next meeting of shareholders. If approved by shareholders, the amendment is effective from the date of adoption of the Director's resolution approving the amendment.

C. MATERIAL CONTRACTS

         Reference is made to Item 4. Information on the Company --Distribution and Licensing and Item 6. Directors, Senior Management and Employees --
Compensation -- Employment Contracts for a description of the material contracts, other than contracts entered into in the ordinary course of business, entered into by the Company since January 1, 1999.

D. EXCHANGE CONTROLS

         Except as provided in the Investment Canada Act (the "ICA"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of the Company or its subsidiaries.

         Management of the Company that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

         The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain threshold) to identify, notify, or file an application for review with Investment Canada, the federal agency created by the Act. The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

         If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

         The following investments by non-Canadians are subject to notification under the Act:


         1.   An investment to establish a new Canadian business; and

         2. An investment to acquire control of a Canadian business that is not review able pursuant to the Act.


         The following investments by a non-Canadian are subject to review under the Act:


         1. Direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the United States being a member of the WTO);

         2. Direct acquisitions of control of Canadian businesses with assets of $192 million or more by a WTO investor;

         3. Indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

         4. Indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

         5. An investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.


         Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

         A WTO investor, as defined in the Act, includes an individual who is a national or a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.


         The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

         The  ICA  specifically   exempts  certain   transactions   from  either
notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.


E. TAXATION


         Canadian Federal Income Taxation

         The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company's common shares who, for purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, 1980 and at all relevant times:


               is resident in the United States and not resident in Canada;

               holds the Company's shares as capital property;

               deals at arm's length with the Company; and

               does not use or hold and is not deemed to use or hold the Company's shares in or in the course of carrying on business in Canada.


         This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of the Company's shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of the Company's shares should consult with their own tax advisors with respect to their individual circumstances.


        Dividends


         The Income Tax Act provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as the Company) to a non-resident of Canada shall be subject to a non- resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend. Provisions in the Income Tax Act relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Canada-United States Tax Convention as amended by the Protocols thereto. The Canada-U.S. Tax Convention may reduce the withholding tax rate on dividends as discussed below.

         Article X of the Canada-U.S. Tax Convention as amended by the U.S.-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting shares of the Company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting shares of the Company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. The Company will be required to withhold any such tax from the dividend and remit the tax directly to Revenue Canada for the account of the investor.

         The reduction in withholding tax from 25%, pursuant to the Canada-U.S. Tax Convention, will not be available:

        (a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition; or

        (b)    the holder is a U.S. LLC which is not subject to tax in the U.S.



         The Canada-U.S. Tax Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.


          Capital Gains


          A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a share of the Company unless the share represents "taxable Canadian property" to the holder thereof. The common shares of the Company will be considered taxable Canadian property to a non-resident holder only if:


          (a)  the non-resident holder;

          (b) persons with whom the non-resident holder did not deal at arm's length; or

          (c) the non-resident holder and persons with whom he did not deal at arm's length;

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

          (a) the value of such shares is derived principally from real property (including resource property) situated in Canada;

          (b) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition; or

          (c) the holder is a U.S. LLC which is not subject to tax in the U.S.


          If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to three-quarters of the capital gain.


          United States Federal Income Taxation


          The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. holder (as defined below) of common shares of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. holder. In addition, this discussion does not cover any state, local, or foreign tax consequences.(See "Canadian Federal Income Taxation" above.)

         The following discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

THE DISCUSSION BELOW DOES NOT ADDRESS POTENTIAL TAX EFFECTS RELEVANT TO THE COMPANY OR THOSE TAX CONSIDERATIONS THAT DEPEND UPON CIRCUMSTANCES SPECIFIC TO EACH INVESTOR. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR INVESTORS SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN U.S. FEDERAL INCOME TAX LAWS, SUCH AS, DEALERS IN SECURITIES, TAX-EXEMPT ENTITIES, BANKS, INSURANCE COMPANIES AND NON-U.S. HOLDERS. PURCHASERS OF THE COMPANY'S COMMON SHARES SHOULD THEREFORE SATISFY THEMSELVES AS TO THE OVERALL TAX CONSEQUENCES OF THEIR OWNERSHIP OF THE COMMON SHARES, INCLUDING THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES THEREOF (WHICH ARE NOT REVIEWED HEREIN), AND SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

          U.S. Holders


          As used herein, a "U.S. holder" includes a beneficial holder of common shares of the Company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if either a U.S. court is able to exercise primary supervision over the administration of the trust or one or more U.S. persons have the authority to control all substantial decisions of the trust, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of the common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee shares options or otherwise as compensation.


          Dividend Distribution on Shares of the Company

          U.S. holders receiving dividend distributions (including constructive dividends) with respect to the common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of the Company and thereafter as gain from the sale or exchange of the common shares of the Company. Preferential tax rates for net long term capital gains may be applicable to a U.S. holder which is an individual, estate or trust.

         In general, dividends paid on the common shares of the Company will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

          Foreign Tax Credit


          A U.S. holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of the common shares of the Company may be entitled, at the election of the U.S. holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. holder's United States income tax liability that the U.S. holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. holder who is treated as a domestic U.S. corporation owning 10% or more of the voting shares of the Company is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of the Company related to dividends received or Subpart F income received from the Company. (See the discussion below of "Controlled Foreign Corporations"). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of the common shares of the Company should consult their own tax advisors regarding their individual circumstances.


          Disposition of Common Shares

          If a U.S. holder is holding shares as a capital asset, a gain or loss realized on a sale of the common shares of the Company will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of the common shares of the Company may, under certain circumstances, be treated as ordinary income, if the Company were determined to be a "collapsible corporation" within the meaning of Internal Revenue Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. holder will be measured by the difference between:

              . the amount realized on the sale; and

              . his tax basis in the common shares of the Company.


          U.S. holders who are individuals may offset up to $3,000 of ordinary income per year ($1,500 for married individuals filing separately) and may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. holders that are corporations (other than corporations subject to Subchapter S of the Internal Revenue Code), any unused capital losses may only be carried back three and forward five years from the year in which such losses are realized.

         A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase certain types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the sharesholders' selling or exchanging their shares and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from the property. Such property includes: shares in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding shares of the corporation may treat gain on the sale of his shares as capital gain.

          Other Possible Considerations for U.S. Holders

          If the Company were regarded as falling within any of the following classifications, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company's common shares. Those classifications, described below, are a foreign personal holding company, a foreign investment company, a passive foreign investment company or a controlled foreign corporation (each as defined under the Internal Revenue Code). Because the Company is, and has been, engaged in the active conduct of a business, its principal assets are related to such business, and its shares is not anticipated to be concentrated among U.S. holders to the extent required for any of such classifications, it does not appear to fall within any such classification, nor is it likely to do so in the foreseeable future.

          Foreign Personal Holding Company

          If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a foreign personal holding company. In that event, U.S. holders that hold common shares of the Company would be required to include in income for such year their allocable portion of the Company's passive income which would have been treated as a dividend had that passive income actually been distributed.

          Foreign Investment Company

          If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Internal Revenue Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a foreign investment company as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

          Passive Foreign Investment Company

         A U.S. holder who holds shares in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. holder.

         Section 1297 of the Internal Revenue Code defines a passive foreign investment company as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is passive income, which includes interest, dividends and certain rents and royalties or
(ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more (publicly traded corporations must apply this test on a fair market value basis only).

          Controlled Foreign Corporation Status

          If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by U.S. holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of shares of the Company, the Company would be treated as a controlled foreign corporation under Subpart F of the Internal Revenue Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. holders in income of their pro rata shares of Subpart F income (as defined by the Internal Revenue Code) of the Company and the Company's earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Internal Revenue Code, if the Company is considered a controlled foreign corporation at any time during the five year period ending with the sale or exchange of its shares, gain from the sale or exchange of common shares of the Company by such a 10% U.S. holder of the Company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged.

PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX

ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE COMPANY.

                  F. DIVIDENDS AND PAYING AGENTS

           Dividends can be declared at the discretion of the Company's Directors. The Company has no intention of paying dividends in the foreseeable future.

         The Company is a party to a credit facility agreement with National Bank of Canada dated September 2, 2000 pursuant to which it is able to borrow, subject to the conditions of the credit facility, up to $750,000 for operating purposes. The agreement contains restrictions on the payment of bonuses and dividends. As of September 30, 2000, no borrowings were outstanding under the credit facility.

G. STATEMENT BY EXPERTS

         Reference is made to the report of KPMG LLP dated March 31, 2000 included within the financial statements herein and to exhibit 10.1 hereto.

H. DOCUMENTS ON DISPLAY

           See Item 19. Exhibits.

         The Company has filed with the U.S. Securities Exchange Commission (the "Commission") a registration statement under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on Form 20-F, including exhibits thereto. Upon the effectiveness of the registration statement, the Company will become subject to the informational requirements of the Exchange Act, and in accordance therewith, will file periodic reports, including exhibits thereto, with the Commission. Such registration statement, information and exhibits thereto filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549; and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Judiciary Plaza, Washington, DC 20549, at prescribed rates. The Commission also maintains a Web site that contains the registration statement and information filed by the Company at (http://www.sec.gov).

I. SUBSIDIARY INFORMATION.  NOT REQUIRED.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Pursuant to subparagraph (e) of this Item, the Company is not required to provide the information required by this Item.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         This Item is not applicable.

                                     PART II

                    The Items of this Part are inapplicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

Pages F-1 through F-12 are incorporated by reference.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.


ITEM 19.  EXHIBITS

 1.1      Articles of Incorporation(1)
 1.2      Articles of Amendment filed June 17, 1998(1)
 1.3      Articles of Amalgamation filed January 1, 1999(1)
 1.4      By-laws(1)
 4.1      Offer of Financing  dated  September 21, 2000 with National Bank of Canada(1)
 4.2      Employment  Agreement with Peter Paulson dated August 1, 1996(1)
 4.3      License  Agreement  dated May 26,  1999  with  Freyssinet International (STUP)SNC.(1)
 4.4      Research and  Development  Agreement dated May 26, 1999 with Freyssinet
          International  (STUP)  SNC.(1)


                                       48


 4.5      Distributorship   Agreement   dated   December  15,  1997  with  Fugro
          Geotechnical Services (HK) Limited(2)
 4.6      Lease   agreement   dated   February   25,  1997  with  Standard  Life
          Assurance Company and assignment dated April 1, 1997(2).
 8.1      Subsidiaries:



Name                                      Jurisdiction of Organization
----                                      ----------------------------
Pure Technologies U.S. Inc.               Delaware
Pure Technologies Europe Limited          United Kingdom
SoundPrint(R)Technologies Limited          Cyprus

         10.1     Consent of KPMG(2)
--------------------

(1) Previously filed.
(2) Filed herewith.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PURE TECHNOLOGIES LTD.

                        By:     /s/Peter O. Paulson______
                                -------------------------

                                Peter O. Paulson ___________
                                ----------------------------
                                President and Chief Executive Officer


Date:   February 23, 2001

AUDITORS' REPORT

To the Board of Directors

We have audited the consolidated balance sheets of Pure Technologies Ltd. as at December 31, 1999 and 1998 and the consolidated statements of operations and deficit and cash flow for the each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and its cash flow for each of the three years in the three year period ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States have not affected results of operations for each of the three years in the three year period ended December 31, 1999 and shareholders' equity as at December 31, 1999 and 1998 except to the extent summarized in note 9 to the consolidated financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 31, 2000

PURE TECHNOLOGIES LTD.
Consolidated Balance Sheets

(in Canadian dollars)

---------------------------------------------------------------------------------------------------------------
                                                                                    December 31,
                                                    September 30,          --------------------------------
                                                         2000                1999                 1998
---------------------------------------------------------------------------------------------------------------
                                                   (unaudited)
Assets

CURRENT ASSETS:

     Cash                                      $    3,673,797       $          -         $     784,516
     Accounts receivable                            1,034,524             306,102            1,111,679
     Contract in progress                             985,840                  -                     -
     Inventories                                      105,215              59,783              380,709
     Work in progress                                   8,590             260,713                    -
---------------------------------------------------------------------------------------------------------------
                                                    5,807,966             626,598            2,276,904

Capital assets (note 2)                               935,085             893,723              648,048

Other assets                                          150,684              68,687               82,322

Patents and trademarks                                198,118             164,720               71,812

---------------------------------------------------------------------------------------------------------------
                                               $    7,091,853       $   1,753,728        $   3,079,086
---------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank loan (note 3)                        $            -       $     175,000        $           -
     Accounts payable                                 454,958             697,595              593,047
     Deposits on sales contracts                       49,366              23,453              102,978
---------------------------------------------------------------------------------------------------------------
                                                      504,324             896,048              696,025

Shareholders' equity:
     Share capital (note 4)                        12,016,688           5,158,714            5,093,514
     Special warrants (note 5)                              -           1,160,834                    -
     Deficit                                       (5,429,159)         (5,461,868)          (2,710,453)
---------------------------------------------------------------------------------------------------------------
                                                    6,587,529             857,680            2,383,061

Commitments (note 8)

---------------------------------------------------------------------------------------------------------------
                                               $    7,091,853       $   1,753,728        $   3,079,086
---------------------------------------------------------------------------------------------------------------


On behalf of the Board:


                                      Director
------------------------------------


                                      Director
------------------------------------

PURE TECHNOLOGIES LTD.
Consolidated Statements of Operations and Deficit

(in Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------
                                      Nine months ended                              Year ended
                                         September 30,                               December 31,
                                 --------------------------           --------------------------------------------
                                    2000             1999             1999              1998             1997
-----------------------------------------------------------------------------------------------------------------------
                             (unaudited)       (unaudited)
Revenue:
     Systems sales         $   2,966,824    $    698,194    $   1,009,596     $   1,783,435    $     869,677
     Monitoring and
       technical
       support                   611,285         242,269          290,443           152,066           34,134
     Interest and other
       revenue                   216,129               -                -                 -                -
---------------------------------------------------------------------------------------------------------------------
                               3,794,238         940,463        1,300,039         1,935,501          903,801
Cost of sales                  1,228,660         692,625        1,025,183           933,259          742,113

---------------------------------------------------------------------------------------------------------------------
Gross margin                   2,565,578         247,838          274,856         1,002,242          161,688

Operating expenses:
     Marketing and promotion     767,950         556,700          768,909           616,462          652,844
     General and
      administration           1,089,375         548,197        1,068,242           573,906          556,400
     Research and development    494,679          83,778          302,071           212,621          512,070
     Depreciation and
       amortization              180,865          96,182          365,471            57,566           23,014
     Write-down of capital
       assets                          -               -          521,578                 -                -
---------------------------------------------------------------------------------------------------------------------
                               2,532,869       1,284,857        3,026,271         1,460,555        1,744,328

---------------------------------------------------------------------------------------------------------------------
Net income (loss)                 32,709      (1,037,019)      (2,751,415)         (458,313)      (1,582,640)

Deficit, beginning
 of period                     5,461,868       2,710,453        2,710,453         2,252,140         (669,500)

---------------------------------------------------------------------------------------------------------------------
Deficit, end of period     $   5,429,159    $  3,747,472    $   5,461,868     $   2,710,453    $  (2,252,140)
---------------------------------------------------------------------------------------------------------------------

Loss per share             $        -       $     (0.10)    $       (0.28)    $      (0.05)    $       (0.19)
---------------------------------------------------------------------------------------------------------------------

Weighted average number
   of shares                  11,706,299       9,895,012        9,897,580         9,388,027        8,158,068
---------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

PURE TECHNOLOGIES LTD.
Consolidated Statements of Cash Flow

(in Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------
                          Nine months ended Year ended
                                    September 30,                              December 31,

-----------------------------------------------------------------------------------------------------------------------
                                    2000              1999             1999              1998             1997
-----------------------------------------------------------------------------------------------------------------------
Cash was generated from
 (used in):
     Net income (loss)     $      32,709    $   (1,037,019)   $  (2,751,415)    $    (458,313)   $  (1,582,640)
     (Gain) loss on
       disposal of
        capital assets          (23,462)            1,639                -                 -                -
     Depreciation and
       amortization              180,865           220,278          365,471            89,651           23,014
     Write-down of capital
       assets                          -                 -          521,578                 -                -
     Changes in non-cash
       working capital        (1,724,296)           34,512          890,813          (749,932)          87,271
-----------------------------------------------------------------------------------------------------------------------
                              (1,534,184)         (780,590)        (973,553)       (1,118,594)      (1,472,355)

Financing:
     Issuance of share
       capital net
        of costs               5,697,140         1,234,837           65,200         1,580,470        2,252,456
     Issuance of special
       warrants, net of
        costs                          -                 -        1,160,834                 -                -
     Decrease (increase) in
       bank loan                (175,000)                -          175,000                 -                -
     Repurchase of share
       capital                         -                 -                -           (52,200)               -
     Loans receivable                  -                 -                -           (10,450)        (104,400)
-----------------------------------------------------------------------------------------------------------------------
                               5,522,140         1,234,837        1,401,034         1,517,820        2,148,056

Investments:
     Purchase of
       capital assets           (267,510)         (879,918)      (1,117,448)         (634,125)         (18,799)
     Proceeds on disposal
       of capital assets          90,120               701                -                 -                -
     Patent and trademark
       expenditures              (54,772)          (52,448)        (107,914)          (76,682)               -
     Decrease (increase) in
       other assets              (81,997)           10,090           13,365           (28,245)         (54,077)
-----------------------------------------------------------------------------------------------------------------------
                                (314,159)         (921,575)      (1,211,997)         (739,052)         (72,876)

-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash    3,673,797          (467,328)        (784,516)         (339,826)         602,825

Cash, beginning of year                -           784,516          784,516         1,124,342          521,517

-----------------------------------------------------------------------------------------------------------------------
Cash, end of period        $   3,673,797    $      317,188    $           -     $     784,516    $   1,124,342
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

-------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         The consolidated financial statements include the accounts of Pure Technologies Ltd. (the "Company") and Pure Technologies U.S. Inc. a wholly owned subsidiary. The Company changed its name to Pure Technologies Ltd. on June 17, 1998.

     (b) Revenue recognition:

         Revenue received from system sales contracts is recognized when products are delivered and installed and the Company has fulfilled its obligations to the purchaser.

         Revenue  received from  monitoring and technical  support  contracts is
         initially   recorded  as  deferred  revenue  and  is  recognized  on  a straight-line basis over the term of the contract.

         Revenue for long-term system sales and installation contracts is recognized by the percentage completion method based on estimated costs incurred.

     (c) Capital assets:

         Capital assets are stated at cost. Depreciation is provided by the straight-line method as follows:

      --------------------------------------------------------------------------
         Proprietary SoundPrint(R)software                               5 years
         Arrays                                                          3 years
         Equipment                                                       5 years
      --------------------------------------------------------------------------

         When the carrying amount of capital assets, including patents and trademarks, less related accumulated provisions for income taxes, exceeds the net recoverable amount, the excess is charged to income.


     (d) Patents and trademarks:

         Patents and trademarks are stated at cost. Amortization is provided by the straight-line method as follows:

      --------------------------------------------------------------------------
         Trademarks                                                     10 years
         Patents                                                         7 years
      --------------------------------------------------------------------------


     (e) Inventory:


         Inventory is valued at the lower of cost and net realizable value. Inventory is accounted for using the specific item method.


     (f) Research and development costs:

         Research costs are expensed as incurred. Development costs related to specific products or processes that are proven to be technically and economically feasible are capitalized and amortized over the useful life of the product or process.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

-------------------------------------------------------------------------------


1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (g) Translation of foreign currencies:


         The financial statements of foreign subsidiaries are translated to Canadian dollars following the temporal method whereby monetary assets and liabilities are translated at rates of exchange at the balance sheet date, non monetary assets and liabilities and revenues and expenses are translated at rates prevailing when the related transactions occurred with all gains and losses charged to operations.

         Transactions conducted in foreign currencies are translated to Canadian dollars at rates of exchange prevailing at the transaction date. Monetary assets and liabilities are translated at rates prevailing at the balance sheet date. Gains and losses are charged to operations.


     (h) Income taxes:

         The Company provides for income taxes using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and the benefit of losses available to be carried forward for tax purposes that are likely to be realized.

         Effective January 1, 2000 the Company adopted the asset and liability method of accounting for income taxes. The Company had previously used the deferral method to account for income taxes. The accounting change was applied retroactively but without restatement of prior year financial statements and there was no impact on prior periods or the nine month period ended September 30, 2000.

     (i) Stock-based compensation plans:

         The Company has stock-based  compensation plans, which are described in
         Note 4(c). No compensation expense is recognized for these plans when stock or stock options are issued to employees as all options are granted with exercise prices equal to the market price at the date of grant. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.


     (j) Per share amounts:

         Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine effect of stock options and other dilutive instruments.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

-------------------------------------------------------------------------------


1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


     (k) Use of estimates in the preparation of financial statements:

         The preparation of the financial statements requires management to make estimates and assumptions based on information available as of the date of the financial statements. Actual results could differ from these estimates.

     (l) Comparative figures:

         Certain comparative figures have been reclassified to comply with the current year's presentation.

2.   CAPITAL ASSETS:

     ----------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     September 30, 2000                                          Cost        depreciation                value
      -----------------------------------------------------------------------------------------------------------------------

     Proprietary SoundPrint(R)software                $       379,916      $      136,650        $     243,266
     Pipeline equipment                                       759,981             609,982              149,999
     Computer and other equipment                             783,263             241,443              541,820

     -----------------------------------------------------------------------------------------------------------------------
                                                      $     1,923,160      $      988,075        $     935,085
     -----------------------------------------------------------------------------------------------------------------------


     -----------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     December 31, 1999                                           Cost        depreciation                value
     -----------------------------------------------------------------------------------------------------------------------

     Proprietary SoundPrint(R)software                $        379,916      $       79,684        $     300,232
     Pipeline equipment                                       777,199             577,199              200,000
     Computer and other equipment                             724,212             330,721              393,491

     -----------------------------------------------------------------------------------------------------------------------
                                                      $     1,881,327      $      987,604              893,723
     -----------------------------------------------------------------------------------------------------------------------


     -----------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     December 31, 1998                                           Cost        depreciation                value
     -----------------------------------------------------------------------------------------------------------------------

     Proprietary SoundPrint(R)software                $       222,656      $       20,410        $     202,246
     Pipeline equipment                                       297,419              32,204              265,215
     Computer and other equipment                             250,167              69,580              180,587

     -----------------------------------------------------------------------------------------------------------------------
                                                      $       770,242      $      122,194        $     648,048

     -----------------------------------------------------------------------------------------------------------------------


     During 1998, the Company developed equipment to adopt its technology for use in pipelines. As a result of technological advances in 1999 and the development of replacement equipment, the carrying amount of the first generation of this equipment was written down by $521,578 to its estimated fair value.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

-------------------------------------------------------------------------------

3.   BANK LOAN:

     The Company has a demand bank loan authorized to $250,000 bearing interest at bank prime rate plus 2%. Subsequent to December 31, 1999 the Company obtained an increased loan facility for a maximum of $750,000 with interest at bank prime rate plus 1% or U.S. base rate plus 1%.

4.   SHARE CAPITAL:

     (a) Authorized:

         Unlimited number of voting common shares.

         Unlimited number of preferred shares issuable in series.

     (b) Issued:

     ------------------------------------------------------------------------------------------------------------------------------
                                  September 30,            December 31,             December 31,            December 31,
                                      2000                     1999                     1998                      1997
                              --------------------     --------------------     --------------------   --------------------------
                               Shares       Amount      Shares     Amount        Shares    Amount         Shares        Amount
     ------------------------------------------------------------------------------------------------------------------------------
         Balance,
          beginning
           of period          9,904,500  $5,273,564  9,840,000  $5,208,364     9,064,000  $3,680,094    7,684,000      $1,427,638

         Shares issued
          on private
           placement             166,667     500,000        -          -           35,000      62,650       60,000         104,400
         Shares issued
          on exercise
           of warrants               -          -           -          -          495,000   1,089,000      250,000         312,500
         Shares issued
          on exercise
           of options             19,500      29,140     64,500      65,200       276,000     428,820       70,000          35,000
         Shares issued
          on public
           offering,
            net of
             costs             2,000,000   5,438,000        -          -               -         -       1,000,000       1,800,556
         Shares returned
           to treasury               -          -           -          -         (30,000)    (52,200)           -               -
         Shares issued
          on exercise
           of special
            warrants             400,000   1,160,834        -          -               -         -              -               -
      -----------------------------------------------------------------------------------------------------------------------------
                              12,490,667  12,401,538  9,904,500   5,273,564     9,840,000   5,208,364    9,064,000       3,680,094

         Less:
          Loans receivable           -      (384,850)       -      (114,850)           -     (114,850)         -           (104,400)

      -----------------------------------------------------------------------------------------------------------------------------
         Balance,
          end of
           period             12,490,667 $12,016,68   9,904,500  $5,158,714     9,840,000  $5,093,514    9,064,000       $3,575,694
      ------------------------------------------------------------------------------------------------------------------------------

         At September 30, 2000 the Company had loans receivable from employees relating to the purchase of 155,000 (December 31, 1999 and 1998 - 65,000) common shares for consideration of $384,850 (December 31, 1999 and 1998 - $114,850)). The loans are non-interest bearing, due on demand and secured by the shares issued.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

-------------------------------------------------------------------------------

4.   SHARE CAPITAL (CONTINUED):

     (c) Stock options:

         The Company has authorized 1,221,950 common shares for issuance under stock options to directors, officers and employees. The exercise prices range from $1.00 to $3.00 and the options expire on or prior to August 16, 2005.

     -----------------------------------------------------------------------------------------------------------------------
                                      September 30, 2000         December 31, 1999         December 31, 1998
                                    ----------------------    ----------------------    --------------------
                                                  Weighted                  Weighted                  Weighted
                                    Number         average     Number        average     Number        average
                                        of        exercise         of       exercise         of       exercise
                                    shares           price     shares          price     shares          price
     -----------------------------------------------------------------------------------------------------------------------
         Stock options
          outstanding,
           beginning of period     983,950     $     1.36     879,400    $      1.24  1,075,400    $      1.28
         Granted                   257,500           2.91     169,050           2.43     80,000           1.69
         Exercised                 (19,500)          1.49     (64,500)          1.02   (276,000)          1.56
         Cancelled/expired

     -----------------------------------------------------------------------------------------------------------------------
                                 1,221,950     $     1.69     983,950    $      1.36    879,400    $      1.24
     -----------------------------------------------------------------------------------------------------------------------


     -----------------------------------------------------------------------------------------------------------------------
                                Number       Weighted       Number        Weighted
                           outstanding        average     Weighted     outstanding        average     Weighted
         Range of                   at      remaining      average              at      remaining      average
         exercise price  September 30,    contractual     exercise    December 31,    contractual     exercise
         outstanding              2000           life        price            1999           life        price
     -----------------------------------------------------------------------------------------------------------------------

         1.00                  500,500      1.3 years     $   1.00         508,000        2 years    $    1.00
         1.50 to 2.00          321,450      2.0 years         1.69         333,450      2.9 years         1.68
         2.00 to 3.00          400,000      4.3 years         2.79         142,500      4.2 years         2.53

     -----------------------------------------------------------------------------------------------------------------------
                             1,221,950     2.47 years         1.69         983,950     2.62 years         1.36
     -----------------------------------------------------------------------------------------------------------------------



     (d) Common share purchase warrants:

         The Company issued 1,200,000 and 83,333 common share purchases warrants in the year as part of the public offering and private placement, respectively. These warrants enable the holder to purchase common shares exercisable at $3.50 and expire on September 7 and September 28, 2001.

     (e) Agent's option:

         The Company issued to the agent of the public offering an option to acquire 140,000 units consisting of a common share and one half of a common share purchase warrant at a price of $3.00 until March 7, 2001 and $3.30 thereafter to March 7, 2002.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

-------------------------------------------------------------------------------

5.   SPECIAL WARRANTS:

     In June 1999 the Company issued 400,000 special warrants for total proceeds, net of costs, of $1,160,834. The warrants entitle the holders to acquire 400,000 common shares of the Company and 200,000 common share purchase warrants subject to the Company filing a prospectus. Each warrant entitled the holder to purchase one additional common share at a price of $3.50 until the date that is 18 months from the date of issue of the warrant to the holder. On March 7, 2000 the common shares issuable under the special warrants were qualified for trading.

6.   INCOME TAXES:

     The following is a reconciliation of the income tax expense calculated at combined Federal and Provincial rates with the income tax expense in the consolidated statement of operations and deficit:

----------------------------------------------------------------------------------------------------------------------
                                                         Nine months
                                                               ended                 Year ended December 31,
                                                       September 30,            -------------------------------------
                                                                2000                1999                 1998
----------------------------------------------------------------------------------------------------------------------
     Combined federal and provincial
       income tax rates                                       44.6%                 43.1%                41.9%

     Income taxes (reduction) at combined
       federal and provincial rates                    $       14,588       $  (1,183,741)       $    (192,033)
     Tax effect of non-deductible expenses                     40,000              50,000               25,000
     Unrecognized benefit of losses                                 -           1,133,741              167,033
     Benefit of prior years losses                            (54,588)                  -                    -

-----------------------------------------------------------------------------------------------------------------------
                                                       $            -       $           -        $           -
-----------------------------------------------------------------------------------------------------------------------

     Significant components of the Company's future income tax assets and liabilities as at September 30, 2000 are as follows:

-----------------------------------------------------------------------------------------------------------------------


     Future income tax assets:
         Operating losses carried forward                                                        $   5,040,439
         Share issue expenses                                                                          520,450
         Capital assets                                                                                419,876
-----------------------------------------------------------------------------------------------------------------------
                                                                                                     5,980,765

     Valuation allowance                                                                            (5,607,864)
-----------------------------------------------------------------------------------------------------------------------
                                                                                                       372,901

     Future income tax liabilities:
         Intangible assets                                                                            (372,901)
-----------------------------------------------------------------------------------------------------------------------
                                                                                                 $           -
-----------------------------------------------------------------------------------------------------------------------

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

-------------------------------------------------------------------------------


6.   INCOME TAXES (CONTINUED):

     At December 31,1999 and September 30, 2000 the Company has losses for income tax purposes and available deductions in excess of related net book values of approximately $4,200,000, the future benefit of which has not been reflected in the financial statements.


7.   FINANCIAL INSTRUMENTS:


     The carrying amount of cash, accounts receivable, bank loan, accounts payable and deposits on sales contracts approximates fair value due to the short-term maturities of these instruments. The Company is exposed to interest rate risk through its bank loan.

     The Company is subject to concentration of credit risk as the contracts in progress balance relates to one customer. The Company has established letters of credit with overseas financial institutions for the full amount of this balance.

     The Company is exposed to foreign exchange fluctuations as the majority of its sales revenues are denominated in U.S. dollars



8.   COMMITMENTS:

     The Corporation is committed to payments under operating leases for office premises through 2002 in the amount of approximately $92,260. Annual payments are:

     ---------------------------------------------------------------------------
     2000                                                          $      17,536
     2001                                                                 64,049
     2002                                                                 10,675
     ---------------------------------------------------------------------------


9.   RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:


     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which conform in all material aspects with generally accepted accounting principles in the United States, except for the following:


     (a) Under United States generally accepted accounting principles, interest and other income would not be included in the gross margin calculation and would be classified as a non-operating item.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

-------------------------------------------------------------------------------

9. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (b) Under United States generally accepted accounting principles the statement of cash flow requires the changes in working capital to be detailed as follows:

      -----------------------------------------------------------------------------------------------------------------------
                                               September 30,                          December 31,
                                     ----------------------------      -----------------------------------------------
                                             2000           1999            1999           1998           1997
      -----------------------------------------------------------------------------------------------------------------------

         Accounts receivable        $    (728,422)    $  727,216      $  805,577     $  (825,173)     $ (77,420)

         Contracts in progress           (985,840)             -               -              -              -
         Inventory                        (45,432)      (445,936)        320,926       (146,299)       (181,778)
         Work in progress                 252,123              -        (260,713)             -              -
         Accounts payable                (242,637)      (191,086)        104,548        247,935         217,096
         Deposits on sales contracts       25,913        (55,682)        (79,525)       (26,395)        129,373
     -----------------------------------------------------------------------------------------------------------------------
                                    $  (1,724,295)    $   34,512      $  890,813     $ (749,932)     $   87,271
     -----------------------------------------------------------------------------------------------------------------------


     (c) Under United States generally accepted accounting principles an impairment charge is required if the undiscounted expected cash flows exceed the carrying amount of the asset. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. For the write downs recognized by the Company during 1999, there was no difference between Canadian and United States generally accepted accounting principles.


10.  SEGMENTED INFORMATION:

     The  Company  provides  monitoring   equipment  and  technical  support  to
     customers through its geographical marketing segments. The system sales and monitoring and technical support revenue is as follows:

     -----------------------------------------------------------------------------------------------------------------------
                                     Nine months ended                             Year ended
                                        September 30,                              December 31,
                               -------------------------------   ------------------- ------------------------------
                                    2000              1999             1999           1998                1997
     -----------------------------------------------------------------------------------------------------------------------

     North America         $   2,126,136    $      917,186    $   1,276,762     $   1,935,501   $      903,801
     Europe                      222,611            23,277           23,277                 -                -
     Africa and other          1,445,491                 -                -                 -                -

     -----------------------------------------------------------------------------------------------------------------------
     Total                 $   3,794,238    $      940,463    $   1,300,039     $   1,935,501    $     903,801
     -----------------------------------------------------------------------------------------------------------------------


Approximately 32% of revenue for the period ended September 30, 2000 is from one contract.